SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON MAY 29, 2020

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits to its Shareholders this proposal (“Proposal”) related to the matters contained in the Agenda of the Annual General Meeting of Braskem to be held on May 29, 2020 (“Meeting”), 03:00 p.m., exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”):

1.               Review, discuss and vote on the Management Report and respective Management Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Opinion

As approved by the Company’s Board of Directors in a meeting held on April 03, 2020, pursuant to article 26, item “V”, of its Bylaws, the Management of the Company submits,  to the Shareholders’ appraisal, the Management Report and the Financial Statements of the Company for the fiscal ended on December 31, 2019, pursuant to the CVM Ruling 481, containing explanatory notes, for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and Opinion and the Company’s Fiscal Council’s Opinion, which were made available to the investors on April 03, 2020. The Management Report and the Financial Statements for the fiscal year ended on December 31, 2019 were duly filed with CVM on April 03, 2020, , and published in a major newspaper on April 14, 2020.

Also pursuant to article 133 of Law Nº. 6,404, of December 15, 1976 (“Corporations Law”), article 9 of CVM Ruling 481, and article 25, paragraph 1, of CVM Ruling 480, of June 7, 2009, (“CVM Ruling 480”), the Shareholders are provided with the following documents for appraisal pertaining to the Management’s accounts:

(i)           Management Report on the company's business and major administrative events of the fiscal year ended on December 31, 2019;

(ii)          Financial Statements and explanatory notes for the fiscal year ended on December 31, 2019;

(iii)         Form of Standard Financial Statements (Demonstrações Financeiras Padronizadas - DFP);

(iv)         Independent Auditors’ Report and Opinion;

(v)          Fiscal Council’s Opinion;

(vi)         Officers’ declaration stating that they have reviewed, discussed and agreed to the opinions expressed in the Independent Auditors’ Report, informing the reasons for disagreement, if any;

(vii)       Officers’ declaration stating that they have reviewed, discussed and agreed to the Financial Statements; and

(viii)      Comments by the Company’s administrators, pursuant to item 10 of the Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's headquarters, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The document mentioned in item (viii) is attached to this Proposal as Exhibit I.

2.               Examine, discuss and vote on the Management Proposal to allocate the results for the fiscal year ended on December 31, 2019, partially using the profit reserve created by the Company to absorb the losses recorded in the year

The Company's Management proposes that the loss in the fiscal year ended December 31, 2019 is recorded in the amount of two billion, seven hundred and ninety-seven million, five hundred and seventy thousand, four hundred and thirty-seven reais and ninety-one centavos (BRL 2,797,570,437.91) presented in the Financial Statements for the fiscal year ended December 31, 2019.

Additionally, the Company's Management proposes that the amount of two billion, seven hundred and sixty-seven million, nine hundred and sixty-five thousand, five hundred and sixty-six reais and fourteen centavos (BRL 2,767,965,566.14), corresponding to the amount of the loss recorded in the year, after considering the effects of the amounts recorded directly in Retained Earnings, as stated in the Statement of Changes in Equity of the Financial Statements for the fiscal year ended on December 31, 2019, be fully absorbed by the Company´s Profit Reserves.After fully absorbing the loss for the year as proposed aforementioned, the balance of the Profit Reserves in the amount of four billion, six hundred and seventy-three million, two hundred and twenty thousand, nine hundred and thirty-one reais and ten centavos (BRL 4,673,220,931.10) on December 31, 2019, becomes one billion, nine hundred and five million, two hundred and fifty-five thousand, three hundred and sixty-four reais and ninety-six centavos  (BRL 1,905,255,364.96)

Pursuant to Circular Letter CVM/SEP/No.2/2020 and the decision of the CVM’s Full Board of September 27, 2011, issued in the context of CVM Proceedings RJ2010/14687, the Company will not submit the information listed in Exhibit 9-1-II of CVM Ruling 481 due to the loss appraisal for the year.

3.               Resolve on the election of members of the Company’s Board of Directors and alternates

The Management of the Company proposes that the Shareholders resolve on the election of eleven (11) full members and the alternates members for its Board of Directors for a unified term of office of two (2) years, which will be effective until the date of the Annual General Meeting that will resolve on the financial statements of the Company for the fiscal year to end on December 31, 2021, as set forth in articles 18 and 20 of the Company’s Bylaws.

The Management submits to the Shareholders the election of the following slate, appointed by the Shareholders Odebrecht S.A and OSP Ivestimentos S.A. (jointly, referred to as “Odebrecht”) and Petróleo Brasileiro S.A – Petrobras (“Petrobras”):

FULL MEMBERS	ALTERNATE MEMBERS
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (CHAIRMAN)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (VICE CHAIRMAN)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
LAURO MARCOS MUNIZ BARRETTO COTTA	-
ANDREA DA MOTTA CHAMMA	MARIA ISABEL DE FARIA PEREZ
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	-
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PEDRO OLIVA MARCILIO DE SOUSA	GUILHERME DUARTE ABUD
ROBERTO FALDINI	-
ROGÉRIO BAUTISTA DA NOVA MOREIRA	GUILHERME SIMÕES DE ABREU

The information related to the professional experience of the candidates indicated to compose the slateare available on Exhibit II of this Proposal, according to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

Procedure to elect members of the Company’s Board of Directors:

A.               Separate election

First of all, If the requirements below are met, the Company will conduct a separate election of the full members of the Board of Directors and their respective alternate.

Such voting will only take place upon request: (i) by shareholders holding common shares that represent, at least, fifteen percent (15%) of all voting shares of the Company, pursuant to article 141, paragraph 4, item I, of the Corporations Law. This scenario is not possible, considering the number of common shares issued by the Company in circulation (disregarded, therefore, the shares related to the Company's Shareholders' Agreement); or (ii) by Shareholders holding preferred shares that represent, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 4, item II, of the Corporations Law. If the quorums set forth in items (i) and (ii) are not reached, the separate voting for the election of one (1) full member and respective alternate may be required by holders of common and preferred shares jointly representing, at least, ten percent (10%) of the total capital stock of the Company, pursuant to article 141, paragraph 5, of the Corporations Law.

Such right to vote separately may only be exercised by the shareholders that evidence their continuous ownership of the interest required for at least three (3) months immediately before the Meeting. Such evidence of uninterrupted ownership of the shares, issued by the competent entity, must be sent directly to the Company, by e-mail ago2020@braskem.com,with a copy to the e-mail braskem-ri@braskem.com, until May 27, 2020.

B.               Majority election

If the separate election is not required or is required without meeting the requirements imposed in article 141, paragraphs 4 and 5 of the Corporations Law, the Company will conduct the majority election of the members of its Board of Directors, pursuant to article 129 of the Corporations Law. The slate voting system will be adopted, and the votes will be cast on a list of candidates previously determined, so that, in the end, all members appointed by Odebrecht and Petrobras, who own the majority of the shares with the right, will be elected

If separate voting has been regularly requested, one (1) of the eleven (11) vacant positions of the Board of Directors will be held by the director elected by separate vote cast by the minority Shareholders, leaving 10 (ten) vacant positions to be occupied by members appointed to compose the slate, subject to the provisions of the Shareholders' Agreement filed at the Company's headquarters.

The number of shares held by Shareholders with voting rights who choose to vote separately, if applicable, will be excluded from the calculation of the number of voting shares for the purposes of the majority election.

C.               Multiple Vote

As an alternative form of voting to the majority election, which should also occur after the separate election, if applicable, the Corporations Law contemplated the possibility of adopting a multiple vote.

It should be clarified, however, that the adoption of such a form of voting system is not a possible scenario for the Company, considering that the outstanding common shares issued by the Company represent less than five percent (5%) of the voting capital stock of the Company (article 141 of the Corporations Law and CVM Ruling 165, of December 11, 1991).

4.               Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors, pursuant to article 19 of the Company’s Bylaws

The Management of the Company proposes to the shareholders that José Mauro Mettrau Carneiro da Cunha and João Cox Neto be elected to the positions of Chairman and Vice Chairman of the Board of Directors of the Company, respectively, pursuant to article 19 of the Company's Bylaws.

5.               Resolve on the election of members of the Company’s Fiscal Council and their alternates

The Management of the Company proposes to resolve on the election of up to five (5) full members and their respective alternates to the Company’s Fiscal Council, for a term effective until the date of the next Annual General Meeting concerning the fiscal year to end on December 31, 2020, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the shareholders the election of the following individuals, appointed by Odebrecht and Petrobras:

FULL MEMBERS	ALTERNATE MEMBERS
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
CARLOS ALBERTO RECHELO NETO	HERBERT LUIZ DE ARAÚJO GUIMARÃES
AMÓS DA SILVA CANCIO	RAFAEL MENEZES PERES

The list and information related to the professional experience of the candidates appointed by the Company's controller and by Petrobras, are available on Exhibit II, according to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

6.               Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020

The total amount proposed for the fiscal year of 2020 related to the annual and global compensation of the Administrators is eighty-three million, thirty-nine thousand, three hundred and eighty reais and fifteen centavos (BRL 83,039,380.15), including fixed and variable fees and related to social charges recognized in the Company’s results, as well as all applicable benefits. Moreover, the Management proposes for the fiscal year of 2020 the amount of one million, seven hundred and seventy-one thousand and eight hundred Reais (BRL 1,171,800.00) concerning the compensation to the Fiscal Council’s members, in compliance with the provision of article 162, paragraph 3, of the Corporations Law. Therefore, the annual and global compensation to the Administrators and to the Fiscal Council will amount to eighty-four million, two hundred and eleven thousand, one hundred and eighty reais and fifteen centavos (BRL 84,211,180.15 ).

Pursuant to article 12 of CVM Ruling 481, this Proposal contains thorough information referring to the establishment of compensation for the Administrators and the Fiscal Council, pursuant to its Exhibits III and IV.

II.           Shareholders’ Participation

Considering the recent updates of COVID-19 (coronavirus) cases in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Meeting will be held exclusively digitally, which is the reason why the Shareholder participation can only be:

(a) via remote voting ballot (“Ballot”), which detailed guidelines regarding the documentation required for remote voting are set forth the Ballot available on the Company's websites (www.braskem-ri.com.br ) and the CVM (www.cvm.gov.br); and

 (b) via Webex Digital Platform, in person or by proxy duly compliant with  the terms of article 21-C, §§2nd and 3rd of IN CVM 481, in which case the Shareholder may: (i) simply attend the Meeting,whether or not the Shareholder has sent the Ballot ; or (ii) attendand vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot and  who also wishes to  vote at the Meeting, all voting instructions received through the Ballot will be disregarded.

Documents required to access the Webex Digital Platform:

Shareholders who wish to attend the Meeting must send to the email to ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com and a request for confirmation of receipt, at least 2 days in advance of the date designated for the Meeting, that is May 27, 2020, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Access to the Webex Digital Platform will not be allowed to shareholders who do not submit  the required participation documents within the period provided herein. If the Shareholder wishes to request a separate election for the Board of Directors, he/she must also submit, in advance mentioned above, the statement of uninterrupted ownership of the shares , pursuant to article 141, paragraph 6 of the Corporations Law.

The Company clarifies that, exceptionally for this Meeting, the Company will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

Find below detailed information about the deadlines and procedures for participation in the Meeting, observing that, if the shareholder wishes to exercise his right to vote separately, he must also present the documentation highlighted in item 3 above:

(a) Remote Voting Ballot: the Company shall adopt remote voting under the terms of IN CVM 481, allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company’s shares (Itaú Corretora de Valores SA), located at Avenida Brigadeiro Faria Lima, nº 3.500, 3rd floor, São Paulo, CEP 04538-132, attendance to the shareholders by calling 3003-9285 (capitals and metropolitan regions); or 0800 7209285 (other locations), or by e-mail atendimentoescrituracao@itau-unibanco.com.br or through the website https://www.itau.com.br/investmentservices/assembleia-digital/; or (iii) directly to the Company: (iii.1) by physical means, by sending to the office located at Rua Lemos Monteiro, no. 120, 24th floor, City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) by electronic means, to the e-mail ago2020@braskem.com, with copy to the e-mail braskem-ri@braskem.com and a request for confirmation of receipt, according to the guidelines contained in item 12.2 of the Reference Form of the Company and in the Remote Voting Ballot.

(b) Webex Digital Platform: the Shareholder who wishes to participate in the Meeting must send such request to the Company by e-mail ago2020@braskem.com, with a copy to the e-mail braskem-ri@braskem.com and a request for confirmation of receipt, at least 2 days before the meeting of the Meeting, that is May 27,2020, which must also be duly accompanied by all the Shareholder's documentation for attendance in the Meeting (as detailed above, in the Manual for Participation in the Meeting and in this Management Proposal for the Meeting), noting that It will not be allowed access to the Digital Platform to shareholders who do not submit the necessary participation documents within the period provided herein, pursuant to article 5, paragraph 3 of CVM Ruling 481, as amended by CVM Normative Ruling No. 622.

The Company will send individual invitations to access the Webwex Digital Platform and the respective instructions for accessing the Webex Digital Platform to Shareholders who have submitted their request within the term and under the conditions set forth above. The Shareholder who participates through the Webex Digital Platform will be considered present at the Meeting, being able to exercise his/her respective voting rights, and sign the respective Minutes of the Meeting, pursuant to art. 21-V, Paragraph 1 of IN CVM 481, as amended by CVM Normative Ruling No. 622.

If the Shareholder who has duly requested his participation does not receive from the Company the e-mail with instructions for access and participation in the Meeting at least 24 hours prior to the meeting (until 03:00 p.m. on May 28,2020), you should contact the Company by phone +55 (11) 3576-9531 - in any case, before 1:00 pm on May 29,2020, in order to be sent (or provided by telephone) the respective instructions for access.

The Company will provide technical assistance in the event of any Shareholders have any isuues to attend in the Meeting. However, the Company is not responsible for any operational or connection issues that the Shareholder may face, as well as for any other issues outside the Company that may make it difficult or impossible for the Shareholder to participate and vote in the Meeting.

The Company also recommends that Shareholders familiarize themselves in advance with the use of  Webwex Digital Platform, as well as ensure the compatibility of their respective electronic devices with the use of the platform (by video and audio). To this end, the Company will carry out a Webinar on May 28, 2020, between 03:00 p.m. and 04:00 p.m., for those Shareholders who have received the Company's e-mail with the respective instructions to access the Digital Platform and who have submitted your request on time and under the conditions above. The Webinar will serve to verify the proper functioning of the Webex Digital Platform at the Meeting’s day. The Company strongly recommend that all Shareholders who have received the Company's e-mail with the respective instructions to access the Webex Digital Platform attend the mentioned Webinar.

Additionally, the Company requests such Shareholders to, on the day of the Meeting, access the Digital Platform at least 30 minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access and participation of all Shareholders that use it.

The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of IN CVM 481, was made in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which   the transit of people is being increasingly limited by the competent authorities and that even the opening of the airspace is one of the aspects of greater instability. Thus, the holding of a exclusively digital Meeting reduces the needs of air travel and the risk to the health of all, facilitating the participation of Shareholders and others involved in holding the Meeting.

The Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

Finally, all exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

EXHIBIT	PAGE
EXHIBIT I – Comments by the Company’s administrators, pursuant to item 10 of the Reference Form.	10
EXHIBIT II – Appointment of candidates by Odebrecht and Petrobras to hold the positions of full and alternate members of the Board of Directors and Fiscal Council of the Company, according to information provided in items 12.5 to 12.10 of the Company’s Reference Form, under article 10, item I, of CVM Ruling 481.	53
EXHIBIT III – Proposal for compensation of the administrators, under the terms of article 12, item I, of CVM Ruling 481.	80
EXHIBIT IV – Proposal for compensation of the administrators, as informed in item 13 of the Reference Form, under the terms of article 12, item II, of CVM Ruling 481.	82

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Comments by the Company’s Managers, pursuant to item 10 of the Reference Form.

10.         Officers comments

(ii)             10.1 General financial and equity conditions

(a) Officers’ comments on the general financial and equity conditions

The Officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, maximizing value for its shareholders.

In the fiscal year ended on December 31, 2019, the Company registered an EBITDA of USD 2,008 million (BRL 7,840 million), in comparison with USD 3,105 million (BRL 11,315 million) in the fiscal year ended on December 31, 2018, and USD 3,872 million (BRL 12,334 million) in the fiscal year ended on December 31, 2017. For further information, please see item 10.2 (b) of this management proposal.

The free cash flow of the Company1 in the fiscal year ended on December 31, 2019 was BRL 3,108 million in comparison with BRL 7,068 million in the fiscal year ended on December 31, 2018, a drop of 56%, which presented a 187%-growth in relation to the fiscal year ended on December 31, 2017 (BRL 2,460 million). For further information, please see item 10.2 (b) of this management proposal.

On December 31, 2019, the Company’s net indebtedness2 (USD 5,369 million/BRL 21,641 million) in Dollars was increased by 5% in comparison to the indebtedness on December 31, 2018 (USD 5,129 million/BRL 18,873 million), which, in turn, was 15% lower than the net indebtedness in Dollars presented on December 31, 2017 (USD 6,031 million/BRL 19,951 million).

The Company’s financial leverage,3 measured by the net debt/recurrent EBITDA ratio, in the last three fiscal years, when measured in Dollars, was respectively of 4.71x, 2.18x and 1.91x, a 116%-increase compared to December 31, 2018, which presented a 16% increase compared with December 31, 2017. For further information, please see item 10.1 (h) of this management proposal.

1 Free Cash Flow (=) Net Cash Flow (Invested) by Operating Activities (-) Leniency Agreement (+) effects of re-classifications between the Financial Application lines (includes LFT's and LF's) and Cash and Cash Equivalents (-) Other Financial Assets (+) Use of Cash in Investment Activities (+) Commercial Leasing (+) Revenue to be Performed.

2 It does not take into account any net indebtedness of controlled  company Braskem Idesa S.A.P.I

3 It does not take into account: (i) the net indebtedness and EBITDA of controlled company Braskem Idesa S.A.P.I.; and (ii) the amount of BRL 1.7 billion intended for the Program for Financial Compensation and Support to Relocation of Alagoas. The Company changed its EBITDA calculation methodology of the fourth quarter of 2019 to exclude non-recurrent effects of the EBITDA, with PIS and COFINS credit being the main ones (exclusion from the ICMS tax base).

Regarding the equity conditions of the Company, on December 31, 2019, the consolidated net equity attributable to the Company’s shareholders4 was of BRL 4,885 million, compared to BRL 6,788 million on December 31, 2018, and BRL 6,518 million on December 31, 2017. For further information, please see item 10.1 (h) of this management proposal.

In the fiscal year ended on December 31, 2019, the Company presented a return on negative equity of 59%, expressed by the net loss (profit) on net equity, compare to a positive return of 42% and 63% related to the fiscal years ended in 2018 and 2017, respectively.

The Company's liquidity indicators of the last three fiscal years are presented in the table below:

Fiscal year ended on December 31
	2019	2018	2017
Net Liquidity (x) (1)	1.23	1.54	1.79
General Liquidity (x) (2)	1.09	1.16	1.17
Leverage (x) (3)	4.71	2.06	1.91

(1) Current Liquidity = Current Assets / Current Liabilities. It does not take into account Braskem Idesa.

(2) General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities). It does not take into account Braskem Idesa.

(3) Leverage = [(Gross Debt + Derivatives + Leniency Agreement) – Cash – R$ 1.7 billion (blocked cash intended for the Program for Financial Compensation and Support to Relocation of  Alagoas )]/ recurrent EBITDA (the Company changed its EBITDA calculation methodology as of the 4Q19 to exclude non-recurrent effects, with PIS and COFINS credit being the main ones (exclusion from the ICMS tax base). It does not take into account Braskem Idesa.

(b) Officers’ comments on the capital structure

The officers indicate, in the table below, the Company’s capital structure evolution in relation to the last three fiscal years:

Capital Structure	12/31/2019		12/31/2018		12/31/2017
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Net equity	3,945	6%	5,911	10%	5,690	11%
Third-Party Capital	63,951	94%	53,283	90%	47,651	89%

The third-party capital is mainly formed as follows:

Third-Party Capital	12/31/2019		12/31/2018		12/31/2017
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Financing	29,292	46	25,193	47	26,675	50
Stock Market	24,490	38	21,999	41	20,150	42
National Government Officials	407	1	330	1	716	2
Foreign Public Officials	3,030	5	1,957	4	742	2
Structured Operations	958	2	499	1	735	2
Working Capital	406	1	407	1	1.332	3
Transactions with derivatives	219	0	232	0	7	0
Braskem Idesa Financing	9,982	16	10,505	20	9,691	20
Leniency Agreement	1,742	3	1,443	3	1,629	3
Suppliers	9,121	14	8,615	16	5,525	12
Loan from non-controlling shareholder at Braskem Idesa	2,396	4	2,184	4	1,757	4
Others	11,200	17	5,112	10	5,367	11
Total	63,951	100	53,283	100	47,651	100

4 It does not take into account the interest of non-controlling shareholder in controlled companies

The Company seeks to diversify its financing sources by using the capital market, government officials, through working capital and other structured operations. The Company’s financial strategy remains focused on raising funds through the capital market, keeping back credit lines available for working capital operations.

(c) Officers’ comments on the ability to pay financial commitments undertaken

The Company’s officers believe that the levels of financial leverage and liquidity are adequate for the Company to fulfill its present and future obligations and to take advantage of commercial opportunities as they appear, although the Company’s officers cannot guarantee that this situation will remain the same.

The Company had liabilities (raising funds from third parties)5 in the fiscal year ended on December 31, 2019, in the total amount of BRL 20,586 million, compared to BRL 4,302 million raised in the fiscal year ended on December 31, 2018, and BRL 8,492 million raised in the fiscal year ended on December 31, 2017. The strategy of undertaking commitments has the purpose of lengthening the debt profile. Considering the funds from third parties taken by the controlled company Braskem Idesa, the total amount of funds raised is of BRL 24,084 million in the fiscal year ended on December 31, 2019, BRL 4,302 million in the fiscal year ended on December 31, 2018, and BRL 8,680 million in the fiscal year ended on December 31, 2017.

In all three fiscal years, the Company keep its high level of liquidity , reflecting its payment ability through operational cash flow generation and the maintenance of a stand-by credit facility, thus ensuring the coverage of its financial obligations coming due in the next 71 months on December 31, 2019.

The Company’s ability to pay, however, may be affected b several risk factors.

In short, it is possible to say that the Company’s main cash needs comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; (iv) tax payments; and (v) payment of dividends related to shares. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities, with short and long-term loans and issuing bonds in the national and international stock markets.

On December 31, 2019, the Company maintained its investment grade ratings given by Standard & Poor's and Fitch Ratings and presented a credit risk that exceeded the sovereign risk by the three major risk credit rating agencies (S&P, Fitch and Moody’s).

5 It does not take into account third-party fund raising made by controlled company Braskem Idesa S.A.P.I.

In late November 2019, Fitch and S&P altered the Company’s risk perspective from stable to negative, while Moody’s maintained the perspective as stable throughout 2019.

Agency/Year	2019	2018	2017
Fitch Ratings	BBB- Negative	BBB- Stable	BBB- Stable
Standard & Poor’s	BBB- Negative	BBB- Stable	BBB- Negative
Moody’s	Ba1 Stable	Ba1 Stable	Ba1 Negative

(d) sources used for obtaining working capital financing and investment in non-current assets

The Company used as sources of funds for financing of working capital and capital expenditures, in addition to the  liabilities (raising funds from third parties) mentioned in the previous item, its operational cash generation itself, which was BRL 2,265 million in the fiscal year ended on December 31, 2019, in comparison with BRL 9,250 million in the fiscal year ended on December 31, 2018 and BRL 2,462 million in the fiscal year ended on December 31, 2017.

▪       Loans and financing for the working capital: in the last three fiscal years, the Company raised funds with export credit operations, in the types ACCs (Advances on Exchange Contracts) and PPEs (Export Pre-Payment), and true sale/assignment of receivable operations.

▪       Financing of current investment and other strategic projects: in the last three fiscal years, direct and indirect funds were used, as well as credits insurances, of Brazilian and foreign governmental entities, such as: Banco Nacional de Desenvolvimento Econômico e Social, Banco do Nordeste do Brasil, FINEP, Fundo de Desenvolvimento do Nordeste, NEXI (Japanese credit agency), SACE (Italian credit agency) and Euler-Hermes (German credit agency).

(e) Sources of funds for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) funds from the Company’s operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds.

(f) Indebtedness levels and the characteristics of such debts

The table below shows the Company’s financial leverage evolution in the last 3 fiscal years, measured by the “Net Debt/EBITDA” indicator:

(Millions)	12/31/2019		12/31/2018		12/31/2017
	Reais	Dollar	Reais	Dollar	Reais	Dollar
Net Debt (1)	21,641	5,369	19,873	5,129	19,951	6,031
EBITDA UDM (2)	4,460	1,140	9,052	2,486	10,045	3,153
Leverage (x)	4.85	4.71	2.20	2.06	1.99	1.91

 (1) Net Indebtedness = Short-Term Loans + Long-Term Loans + Derivatives + Leniency Agreement – Cash and Cash Equivalents.  It does not take into account: (i) the net indebtedness of Braskem Idesa S.A.P.I.; and (ii) amount of BRL 1.7 billion destined to theProgram for Financial Compensation and Support to Relocation of Alagoas

(2) The Company changed its EBITDA calculation methodology as of the 4Q19 to exclude non-recurrent effects of the EBITDA, with PIS and COFINS credit being the main one (exclusion from the ICMS tax base)

The Company’s indebtedness profile can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.5 billion, because it is a project finance, and therefore must be exclusively repaid with the Braskem Idesa’s cash generation:

	12/31/2019	12/31/2018	12/31/2017
	(Millions of BRL)
Short-Term Debts	822	765	1,212
Long-Term Debts	28,470	27,427	22,463
Debts in Reais	6%	5%	6%
Debts subject to dollar exchange variation	94%	95%	94%
Debts subject to other currencies exchange variation	0%	0%	0%
Unsecured Debts	99%	98%	96%
Asset-Backed Debts	0%	2%	3%
Debts covered by other types of guarantees	1%	0%	1%

The Company’s amortization schedule can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debts, as explained above:

	2020	2021	2022	2023	2024	2025	2026 onwards	TOTAL
	BRL millions
Brazilian Currency (1)	145	134	134	326	713	51	139	1,643
Foreign Currency (1) (2)	750	394	1,535	1,204	3,797	372	20,124	28,176
Total	895	529	1,669	1,531	4,510	423	20,262	29,819

 (1) It does not considers transaction costs

(2) It considers an amortization of BRL 26 million in 2021 related to NCE swap, as per note No. 20 (20.3.1) of the 2019 Financial Statements.

(i) Material loan and financing agreements

The Company officers hereby describe below: (i) the main conditions, guarantees and restrictive clauses linked to loan and financing agreements that classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) any restrictions imposed to the issuer.

BRASKEM

Fixed-rate Bonds

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
May/12	USD	500	May/22	PRE	5.375%	Twice a year	Final	292	1,176
Oct/17	USD	500	Jan/23	PRE	3.500%	Twice a year	Final	210	848
Feb/14	USD	750	Feb/24	PRE	6.450%	Twice a year	Final	770	3,103
Oct/17	USD	1,250	Jan/28	PRE	4.500%	Twice a year	Final	1,277	5,145
Nov/19	USD	1,500	Jan/20	PRE	4.500%	Twice a year	Final	1,511	6,091
Jul/11	USD	750	Jul/41	PRE	7.125%	Twice a year	Final	773	3,118
Nov/19	USD	750	Jan/50	PRE	5.875%	Twice a year	Final	757	3,052

Perpetual Bonds
Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Oct/10	USD	700	None	PRE	7.375%	Quarterly (1)	Final	509	2,051

(1) On September 26, 2018, the Company made the partial redemption of USD 200 million, as part of its strategy to reduce the indebtedness cost.

Export pre-payment

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Amortization of Principal		Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Mar/17 (1)	USD	135.0	Mar/27	LIBOR	1.61%	Twice a year	Twice a year (2)	114	458
Oct/19	USD	100.0	Oct/24	LIBOR	1.75%	Twice a year	Final	101	406
(1) Financing with credit insurance of Nippon Export and Investment Insurance (NEXI), Japan’s export credit agency.
(2) The principal will begin to be repaid in Sep/18.

Financing for investments

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Amortization of Principal		Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Jul/18 (1)	USD	225 (2)	Dec/28	LIBOR	0.65%	Twice a year	Twice a year (3	186	751

(1) Financing with credit insurance from Euler Hermes, Germany’s export credit agency, hired for financing of the new PP plant in the United States.

(2) Amount disbursed of US$ 179 million until December 31, 2019.

(3) The principal will begin to be repaid in Dec/20.

Other credit lines in foreign currency

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Nov/18 (1)	USD	295.0	Nov/28	LIBOR	0.90%	Twice a year	Twice a year (2)	266	1,074
Apr/19 (3)	USD	80.4	Apr/26	LIBOR	1.00%	Twice a year	Twice a year (4)	68	274
Dec/19 (5)	USD	150.0	Dec/29	LIBOR	0.90%	Twice a year	Twice a year (6)	150	605

(1) Financing with credit insurance from SACE, Italy’s export credit agency.

(2) The principal begin to be repaid in May/19.

(3) Financing contracted by Braskem S.A. with a term of 7 years. In order to materialize this financing, some assets from the Company’s plants have been transferred to the financial institution. According to CPC 48/IFRS 15, this transfer is not characterized as a sale.

(4) The principal begin to be repaid in Sep/19.

(5) Financing with credit insurance from SACE, Italy’s export credit agency.

(6) The principal will begin to be repaid in Jun/20.

Promissory Notes

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Nov/19	BRL	500.0	Nov/24	CDI	100% CDI + 0.85%	Final	Final	138	554

Credit notes for export

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Apr/18	BRL	400.0	Mar/24	CDI	100.0% CDI + 0.70%	Final	Final (1)	101	406

(1) The company has a swap operation to compensate the CDI fluctuation.

Financing lines with BNDES

Date of Issue/ Date of the Agreement	Transaction Currency	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
			Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Dec/19	BRL	Jan/21	PRE	4.00%	Monthly	Monthly	5	20
Jan/19	BRL	Jan/31	IPCA	6.04%	Monthly (1)	Monthly (1)	67	271

(1) After the waiting period (until Jan/21).

Debentures

Date of Issue/ Date of the Agreement	Series	Maturity Date	Interest		Principal and Interest on 12/31/2019
			Index	Spread (% p.a.)	Amount USD millions	Amount BRL millions
Mar/13	Single (1)	Mar/25	IPCA	6.00%	50	203
Sep/13	Single (2)	Sep/25	CDI	126.50%	18	72

(1) Issued by Camaçari Water Distributor

(2) Issued by Cetrel

Braskem Idesa Financing

Date of Issue/ Date of the Agreement	Transaction Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest			Amortization of Principal	Principal and Interest on 12/31/2019
				Index	Spread (% p.a.)	Payment		Amount USD millions	Amount BRL millions
Jul/13-Sep/15	USD	3,193	Feb/27-Feb/29	PRE	4.33% - 6.17%	Quarterly	Quarterly	610	2,458
				LIBOR	2.73% - 4.5%	Quarterly	Quarterly	1,049	4,228
Nov/19	USD	900	Nov/19	PRE	7.45%	Twice a year	Final	903	3,640

(iii) Other long-term relations maintained with financial institutions

In addition to the relations derived from loan and financing agreements, the most relevant items of which were described in item 10.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

Identification	Type	Par value	Protection	Maturity Date	Fair value, net BRL million
		USD millions	(Interest rate %p.a.)		2019
Interest rate swap linked to Libor (Braskem Idesa)	Swap Libor	761.2	1.9825%	Mai/25	26.71

Identification	Type	Par value	Average Strike	Maturity Date	Fair value, net BRL millions
		BRL millions	(BRL / USD exchange rate)		2019
Dollar put and call option	Put options and call options	6,848.0	3.55 (put) and 4.88 (call)	Jan/20 - Dec/21	2.35

Identification	Type	Par value	Maturity Date	Fair value, net BRL millions
		BRL millions		2019
Swap IPCA - Dollar	Swap IPCA - Dollar	269.6	Jan/20	(38.63)

Identification	Type	Par value	Maturity Date	Fair value, net BRL millions
		BRL millions		2019
Swap NCE	Swap NCE	400.0	Mar/20 - Mar/21	(25.79)

Identification	Type	Par value	Maturity Date	Fair value, net BRL millions
		USD millions		2019
Swap CDI - Dollar	Foreign exchange swap	1,269.4	Jan/21 - Jan/25	(108.15)

Identification	Type	Par value	Maturity Date	Fair value, net BRL millions
		USD millions		2019
NDF Braskem Argentina	Foreign exchange swap	2.6	Jan/20	(4.39)

(iii) Subordination level between the Company’s debts

Fiscal Year (12/31/2019)
Type of obligation	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Loan	Security Interest	0	0	-	-	0
Financing	Security Interest	35	2	-	-	36
Loan	Unsecured guarantees	36	63	1,266	-	1,366
Financing	Unsecured guarantees	342	799	804	1,519	3,464
Bonds	Unsecured guarantees	415	1,166	3,857	19,146	24,583
Financing	Another type of guarantee or privilege	20	37	9	1	68
Bonds	Another type of guarantee or privilege	47	105	105	19	276
Total		895	2,172	6,041	20,685	29,794
Another type of guarantees or privileges
Bank guarantee
Note
The information above refer to the Company’s [individual/consolidated] financial statements.

For credit rating purposes, the Company’s debts are covered by the personal sureties, with the exception of any debts contracted with BNDES, BNB, FINEP and NEXI, which are covered by asset pledge and financial securites, and of any debts directly taken by subsidiary Braskem Idesa. From a contractual perspective, there is no subordination between debts, so the payment of each one of them must respect the maturity date set in each contract, regardless of the payment of the other debts.

(Millions of BRL)	12/31/2019	12/31/2018	12/31/2017
Current and Non-Current Liabilities	63,075.4	53,283	47,651
Net Equity Attributable to Shareholders	5,240	6,788	6,158
Indebtedness Index	12.0	7.8	7.3

(iv) Restrictions imposed on the Company, especially with regard to indebtedness limits and contracting new debts, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control.

The debts in which the Company acts as issuer or guarantor does not have restrictions in relation to the limits for certain covenants related toindebtedness capacity and with interest payment. However, some of the financing agreements provide for other obligations that restrict, among other things, the Company and its subsidiaries’ ability to assume guarantees or undergo merger or consolidation processes with other entities, change of control, and otherwise sell its assets.

The agreed restrictions did not entail the acceleration of any of the financing agreements entered into by the Company or, when applicable, were duly dismissed by the creditors.

(g) Limits of the contracted funding and percentages already used

On December 31, 2019, all credit limits already hired by the Company had been entirely used, except for (i) the stand-by credit facility in the amount of USD 1 billion, to become mature in 2023; (ii) the financing line with BNDES, up to USD 115.8 million, remaining with a total debt balance of approximately USD 67 million; and (iii) the Euler Hermes transaction, the total amount of which is USD 225 million, which continued to be disbursed throughout 2019 and totaled a debt balance of approximately USD 177 million. It is worth highlighting that for this last one, disbursements are linked to expenditures related to the construction of the new polypropylene plant in the United States and the remaining amount is planned to be disbursed over 2020.

(h) Material changes in each item of the financial statements

INCOME STATEMENT FOR THE YEAR

Income Statement (BRL millions)	2019	AV%	2018	AV%	2017	AV%	2019 x 2018	2018 x 2017
CONSOLIDATED			(A)		(B)		(A)/(B)	(A)/(B)
Net Sales Revenue	52,324	100%	58,000	100%	49,261	100%	-10%	18%
Cost of the Products Sold	(45,680)	-87%	(46,553)	-80%	(36,401)	-74%	-2%	28%
Gross Profit	6,644	13%	11,447	20%	12,860	26%	-42%	-11%
Sales and Distribution Expenses	(1,783)	-3%	(1,689)	-3%	(1,460)	-3%	6%	16%
(Loss) reversions through reduction to the recoverable amount of accounts receivable	(7)	0%	87	0%	-	0%	-108%	n.a.
General and Administrative Expenses	(2,224)	-4%	(1,793)	-3%	(1,434)	-3%	24%	25%
Research and development expenses	(248)	0%	(219)	0%	(167)	0%	13%	31%
Corporate Interest Result	10	0%	(1)	0%	40	0%	n.a.	-102%
Other revenues	2,408	5%	1,027	2%	(479)	-1%	134%	n.a.
Other expenses	(4,857)	-9%	(555)	-1%	-	0%	776%	n.a.
Operational profit before Financial Result	(57)	0%	8,304	14%	9,359	19%	n.a.	-11%
Financial result, Net	(4,746)	-9%	(4,651)	-8%	(3,942)	-8%	2%	18%
Financial Expenses	(3,872)	-7%	(2,984)	-5%	(3,747)	-8%	30	-20%
Financial Revenues	851	2%	589	1%	604	1%	44%	-2%
Foreign exchange variations, net	(1,725)	-3%	(2,257)	-4%	(799)	-2%	-24%	183
Profit before IR and CS	(4,803)	-9%	3,653	6%	5,417	11%	n.a.	-33%
Income Tax and Social Security Contribution	1,906	4%	(745)	-1%	(1,292)	-3%	n.a.	-42%
Discontinued transactions results	-	0%	-	0%	9	0%	n.a.	n.a.
Net Profit (Loss)	(2,897)	-6%	2,907	5%	4,133	8%	n.a.	-30%
Attributable to
Company Shareholders	(2,798)	-5%	2,867	5%	4,083	8%	-198%	-30%
Interest of non-controlling shareholder in Braskem Idesa	(99)	0%	41	0%	50	0%	-345%	-19%

The main variations in the operating results of the last three fiscal years are explained in item 10.2 (b) below.

EQUITY ACCOUNTS

ASSETS (BRL millions)	Dec/19	AV%	Dec/18	AV%	Dec/17	AV%	2019 x 2018	2018 x 2017
	(A)		(B)		(C)		(A)/(B)	(B)/(C)
Current Assets	23,390	34%	21,384	36%	17,992	34%	9%	19%
Cash and cash equivalents	6,804	10%	5,548	9%	3,775	7%	23%	47%
Financial Applications	1.688	2%	2,358	4%	2,303	4%	-28%	2%
Accounts Receivable from Clients	2,286	3%	3,075	5%	3,281	6%	-26%	-6%
Inventories	7,625	11%	8,487	14%	6,847	13%	-10%	24%
Recoverable Taxes	1,238	2%	423	1%	453	1%	193%	-7%
Income tax and social security contribution	440	1%	774	1%	896	2%	-43%	-14%
Dividends and Interest on Net Equity	3	0%	1	0%	11	0%	245%	-92%
Pre-Paid expenses	115	0%	240	0%	134	0%	-52%	78%
Transactions with derivatives	5	0%	28	0%	4	0%	-83%	631%
Court Ordered Freezing	2,572	4%	0	0%	0	0%	0%	0%
Other Assets	615	1%	452	1%	288	1%	36%	57%
Non-Current	44,507	66%	37,810	64%	35,349	66%	18%	7%
Financial Applications	10	0%	10	0%	10	0%	-3%	-3%
Accounts Receivable from Clients	21	0%	18	0%	37	0%	18%	-53%
Advances to suppliers	0	0%	0	0%	46	0%	0%	-100%
Recoverable Taxes	2,258	3%	1,369	2%	813	2%	65%	68%
Income tax and social security contribution	240	0%	242	0%	211	0%	-1%	15%
Deferred IR and CS	2,663	4%	1,104	2%	1,166	2%	141%	-5%
Court deposits	1,509	2%	170	0%	290	1%	790%	-41%
Insurance Indemnifications	83	0%	63	0%	40	0%	32%	58%
Transactions with derivatives	18	0%	47	0%	33	0%	-62%	43%
Other Assets	192	0%	221	0%	113	0%	-13%	96%
Investments	64	0%	66	0%	101	0%	-3%	-35%
Property, Plant and Equipment	32,315	48%	31,760	54%	29,762	56%	2%	7%
Intangible	2,762	4%	2,741	5%	2,727	5%	1%	0%
Right to use assets	2,373	3%	0	0%	0	0%	0%	0%
Total Assets	67,896	100%	59,194	100%	53,342	100%	15%	11%

LIABILITIES AND NET EQUITY (BRL millions)	Dec/19	AV%	Dec/18	AV%	Dec/17	AV%	2019 x 2018	2018 x 2017
	(A)		(B)		(C)		(A)/(B)	(B)/(C)
Current Assets	16,147	24%	23,116	39%	19,138	36%	-30%	21%
Suppliers	9,117	13%	8,341	14%	5,266	10%	9%	58%
Financing	775	1%	737	1%	1,185	2%	5%	-38%
Braskem Idesa Financing	744	1%	10,505	18%	9,691	18%	-93%	8%
Debentures	47	0%	28	0%	27	0%	68%	2%
Transactions with derivatives	49	0%	70	0%	7	0%	-30%	923%
Wages and Social Charges	624	1%	645	1%	631	1%	-3%	2%
Taxes Payable	323	0%	432	1%	421	1%	-25%	3%
Income tax and social security contribution	35	0%	419	1%	840	2%	-92%	-50%
Dividends	7	0%	672	1%	4	0%	-99%	n.a.
Advances from clients	356	1%	153	0%	353	1%	132%	-57%
Leniency Agreement	363	1%	288	0%	257	0%	26%	12%
Sundry Provisions	203	0%	192	0%	179	0%	6%	7%
Other Obligations	931	1%	623	1%	277	1%	49%	125%
Alagoas expenditure provision	1,450	2%	0	0%	0	0%	0%	0%
Other financial liabilities	517	1%	0	0%	0	0%	0%	0%
Commercial leasing	607	1%	10	0%	0	0%	6119%	0%
Non-Current	47,804	70%	30,167	51%	28,513	53%	58%	6%
Suppliers	4	0%	273	0%	260	0%	-99%	5%
Financing	28,242	42%	24,161	41%	22,177	42%	17%	9%
Braskem Idesa Financing	9,237	14%	0	0%	0	0%	0%	0%
Debentures	228	0%	267	0%	286	1%	-15%	-7%
Transactions with derivatives	170	0%	162	0%	0	0%	5%	0%
Taxes Payable	129	0%	86	0%	53	0%	51%	63%
Loan from non-controlling shareholder at Braskem Idesa	2,396	4%	2,184	4%	1,757	3%	10%	24%
Deferred IR and CS	273	0%	325	1%	940	2%	-16%	-65%
Post-employment benefits	389	1%	206	0%	194	0%	89%	7%
Advances from clients	0	0%	0	0%	0	0%	0%	0%
Contingencies	1,152	2%	965	2%	1,093	2%	19%	-12%
Leniency Agreement	1,380	2%	1,155	2%	1,372	3%	19%	-16%
Sundry Provisions	302	0%	233	0%	235	0%	30%	-1%
Alagoas expenditure provision	1,933	3%	0	0%	0	0%	0%	0%
Other Obligations	134	0%	59	0%	148	0%	126%	-60%
Commercial leasing	1,836	3%	91	0%	0	0%	1923%	0%
Net Equity	3,945	6%	5,911	10%	5,690	11%	-33%	4%
Capital Stock	8,043	12%	8,043	14%	8,043	15%	0%	0%
Capital Reserve	232	0%	232	0%	232	0%	0%	0%
Profit Reserves	1905	3%	4,673	8%	3,946	7%	-59%	18%
Goodwill upon acquisition of controlled company under common control	-488	-1%	-488	-1%	0	0%	0%	0%
Equity Valuation Adjustments**	-4,758	-7%	-5,623	-9%	-5,654	-11%	-15%	-1%
Treasury Shares	-50	0%	-50	0%	-50	0%	0%	0%
Accumulated Profits	0	0%	0	0%	0	0%	0%	0%
Total Attributable to Company Shareholder	4,885	7%	6,788	11%	6,518	12%	-28%	4%
Interest of non-Controlling Shareholder in Braskem Idesa	-941	-1%	-876	-1%	-828	-2%	7%	6%
Total Liabilities and Net Equity	67,896	100%	59,194	100%	53,342	100%	15%	11%

Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2019 and December 31, 2018

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2019 was of BRL 23,390 million, representing 34% of the Total Assets. In the previous fiscal year, the balance was BRL 21,384 million, representing 36% of the Company's Total Assets.

The main variations in Current Assets are detailed below:

▪       impact on “Cash and cash equivalents” mainly related to the operational cash generation (BRL 2,265 million), reduced by the applications in fixed and intangible assets (BRL 2,683 million), use in financings (raising (-) payments) (BRL 2,305 million) and payment of dividends (BRL 669 million);

▪       reduction in “Accounts receivable from clients”, due to a reduction in the average prices, a drop in export and the disposal of securities to funds and financial institutions in the amount of BRL 2 billion (Explanatory Note No. 7 of the 2019 Financial Statements);

▪       reduction in “Inventory” mainly resulting from a reduction of BRL 636 million in imports in progress (Explanatory Note No. 8 of the 2019 Financial Statements);

▪       impact on “Recoverable Taxes”, according to records of supervenience related to the exclusion of ICMS from the PIS/COFINS tax base in the amount of BRL 2,049 million in the fiscal year of 2019. The balance of such supervenience recorded in the current assets is BRL 783 million (Explanatory Note No. 10 of the 2019 Financial Statements);

▪       impact on “Court Ordered Freezing” in the amount of BRL 2,572 million, resulting from Public Civil Action filed by the State Prosecutors Office and the Public Defender’s Office of the State of Alagoas, which had filed a request for an injunction to freeze approximately BRL 3,700 million to redress the damage to those living in the districts of Pinheiro, Mutange and Bebedouro. With the ratification of the Agreement Instrument for Support to the Eviction of Risky Areas on January 3, 2020, entered into by Braskem with the State Prosecutors Office, the Federal Prosecutors Office and the Federal Defenders Office, such amount was released (Explanatory Note No. 26.1(i) of the 2019 Financial Statements).

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2019 was of BRL 44,507 million, compared to the BRL 37,810 million in the previous fiscal year.

The main variations in Non-Current Assets are detailed below:

▪       impact on “Recoverable Taxes”, according to records of supervenience related to the exclusion of ICMS from the PIS/COFINS tax base in the amount of BRL 2,049 million in the year of 2019. The balance of such supervenience in the Non-Current Assets is BRL 1,568 million (Explanatory Note No. 10 of 2019 Financial Statements);

▪       impact on “Court Deposits” in the amount of BRL 1,174 million, resulting from Public Civil Action filed by the State Prosecutors Office and the Public Defender’s Office of the State of Alagoas, which had filed a request for an injunction to freeze approximately BRL 3,700 million to redress the damage to those living in the districts of Pinheiro, Mutange and Bebedouro. With the ratification of the Agreement Instrument for Support to the Eviction of Risky Areas on January 3, 2020, entered into by Braskem with the State Prosecutors Office, the Federal Prosecutors Office and the Federal Defenders Office, such amount was released (Explanatory Note No. 26.1(i) of the 2019 Financial Statements);

▪       impact on “PPPs” mainly related to the acquisitions in the amount of BRL 2,724 million, a positive conversion adjustment of foreign currency derived from the PPP of subsidiaries abroad in the amount of BRL 1,085 million, reduced from a depreciation in the amount of BRL 3,062 million. The PPP line item represents 48% of the Total Assets in 2019 and 54% of the Total Assets in 2018;

▪       creation of line item “Right to use assets”, resulting from the adoption of IFRS 16/CPC 6 (R2), which determines that any lease become recognized as a right to use of the asset and a liability corresponding to the date on which the leased assets becomes available to the Company. The amount of this increase in 2019 is BRL 2,373 million (Explanatory Notes No. 2.3(a) and 14 of the 2019 Financial Statements).

The balance of the Company’s Fixed Assets represented 48% and 54%, respectively, of the Total Assets in the fiscal years ended on December 31, 2019 and 2018.

In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2019 and 2018, 66% and 64% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2019 was of BRL 16,148 million, representing 24% of the Total Liabilities, and in the previous fiscal year, it was of BRL 23,116 million, representing 39% of the Total Liabilities.

The main variations in Current Liabilities are explained by:

▪       increase in “Suppliers” resulting mainly from the increase of approximately BRL 900 million in purchase of imported naphtha with term of payment of 360 days (Explanatory Note 15 of the 2019 Financial Statements);

▪       reduction in “Braskem Idesa Financing”, resulting from the transfer to the non-current liabilities of the long-term installments, due to the obtaining, by Braskem Idesa, of the approvals for the non-compliance with the contractual obligations (Explanatory Note 17 of the 2019 Financial Statements);

▪       constitution of the “Alagoas expenditures provision”, in the amount of BRL 3,383 million, being BRL 1,450 million in current liabilities, resulting from the geological phenomenon in four districts of the city of Maceió, where they are located or in area next to the rock-salt extraction wells, which were operated by Braskem (a detailed explanation can be found in Explanatory Note 26 of the 2019 Financial Statements).

Non-Current Liabilities

The balance of non-current liabilities in the fiscal year ended on December 31, 2019 was of BRL 47,805 million, and in the previous fiscal year, it was of BRL 30,167 million.

The main variations in Non-Current Liabilities are explained by:

▪       increase in “Financing” resulting mainly from the appreciation of the US Dollar against Real. Braskem issued new Bonds in November 2019, due on January 2030 and January 2050, the 2019 balances of which amount to BRL 6,091 million and BRL 3,052 million, respectively. This raising of funds was used to the early settlement of Bonds (Explanatory Note 16 of the 2019 Financial Statements);

▪       increase in “Braskem Idesa Financing”, resulting from the transfer to the non-current liabilities of the long-term installments, due to the obtaining, by Braskem Idesa, of the approvals for the non-compliance with the contractual obligations. Braskem Idesa issued Bond in December 2019, due in November 2029. The funds from such raising were used for the total settlement and partial previous payment of installments of the debt of the Project Finance (Explanatory Note 17 of the 2019 Financial Statements);

▪       constitution of the “Alagoas expenditures provision”, in the amount of BRL 3,383 million, being BRL 1,933 million in non-current liabilities, resulting from the geological phenomenon in four districts of the city of Maceió, where they are located or in area next to the rock-salt extraction wells, which were operated by Braskem (a detailed explanation can be found in Explanatory Note No. 26 of the 2019 Financial Statements);

▪       creation of the item “Leasing”, resulting from the adoption of IFRS 16/CPC 6 (R2), which determines that the leasing be recognized as a right of use of the asset and a corresponding liability at the date when the leased asset becomes available to the Company. The amount of this increase in 2019 is BRL 2,443 million, being BRL 1,836 million registered in the non-current liabilities (Explanatory Notes No. 2.3(a) and 14 of the 2019 Financial Statements).

Net Equity

On December 31, 2019, the Net Equity was BRL 3,969 million compared to BRL 5,911 million at the same period of the previous year, impacted mainly by the absorption of the loss of the fiscal year ended on December 31, 2019 in the amount of BRL 2,773 million.

Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2018 and December 31, 2017

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2018 was of BRL 21,384 million, representing 36% of the Total Assets. In the previous fiscal year, the balance was of BRL 17,992 million, representing 34% of the Company's Total Assets.

The main variations in Current Assets are detailed below:

▪       impact on “Cash and cash equivalents” related mainly to the operational cash generation (BRL 9,292 million), reduced by the applications in fixed and intangible assets (BRL 2,706 million), use in financings (raising (-) payments) (BRL 3,103.5 million) and payment of dividends (BRL 1,500 million);  and

▪       impact on “Stocks” resulting mainly from the increase in the cost of finished products of BRL 880 million and appreciation of the US Dollar against Real, with an impact of BRL 551 million (Explanatory Note No. 8 of the 2018 Financial Statements).

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2018 was of BRL 37,810 million, compared to the BRL 35,349 million in the previous fiscal year. The balance of the Company’s Fixed Assets represented 54% and 56%, respectively, of the Total Assets in the fiscal years ended on December 31, 2018 and 2017. The increase in the balance of Fixed Assets in the 2018 fiscal year results mainly from the adjustments of foreign currency, which generated an increase of BRL 2,228 million (Explanatory Note 12(a) of the 2018 Financial Statements).

Another material variation in “Taxes to be recovered”, which contemplates the recognition of BRL 520 million, related to the exclusion of ICMS from the tax basis of PIS [Social Integration Program] and COFINS [Social Security Financing Contribution] (Explanatory Note 10(c) of the 2018 Financial Statements).

In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2018 and 2017, 64% and 66% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2018 was of BRL 23,116 million, representing 39% of the Total Liabilities, and in the previous fiscal year, it was of BRL 19,138 million, representing 36% of the Total Liabilities.

The main variations in Current Liabilities are explained by:

▪       increase in “Suppliers” resulting mainly from the appreciation of the US Dollar against Real (BRL 945 million) and purchase of imported naphtha with term of payment of 360 days (BRL 2,541 million) (Explanatory Note 14 of the 2018 Financial Statements);

▪       increase in “Financings Braskem Idesa” resulting mainly from the appreciation of the Mexican Peso against Real in the amount of BRL 1,613 million and payment (amortization of principal), in the amount of BRL 813 million (Explanatory Note 18 of the 2018 Financial Statements); and

▪       allocation of the mandatory minimum dividends of the fiscal year of 2018 in the amount of BRL 667 million (Explanatory Note 25(e.1) of the 2018 Financial Statements).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2018 was of BRL 30,167 million, and in the previous fiscal year, it was of BRL 28,513 million. In relation to the Total Liabilities, the Non-Current Liabilities represented, in the fiscal years of 2018 and 2017, 51% and 53% respectively.

Among the main variations, the increase in “Financing” resulting mainly from the appreciation of the US Dollar against the amount of BRL 3,608 million, raising of BRL 2,042 million and transfer to the current liabilities in the amount of BRL 3,303 million stands out.

Net Equity

On December 31, 2018, the Net Equity was BRL 5,911 million compared to BRL 5,690 million at the same period of the previous year, impacted mainly by the net profit of the fiscal year in the amount of BRL 2,867 million

10.2 General financial and equity conditions

(a)             Results from the Company’s transactions

(i)               description of any significant revenue element

The information in this item is presented in item 10.2 (b) below.

(ii)             factors with a material impact on operating results

Growth of Brazil’s GDP and Domestic Demand for The Company’s Products

The Company’s sales in Brazil represented 54,5% of its net sales revenue in the fiscal year ended on December 31, 2019. Thus, the Company is significantly affected by economic conditions in Brazil. The Company’s results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because its products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for PE, PP and PVC for the periods presented:

	2019	2018	2017
GDP Growth / Reduction (1)	1.1%	1.1%	1.0%
Inflation (IGP-M) (2)	7.3%	7.5%	(0.42%)
Inflation (IPCA) (3)	4.3%	3.7%	2.9%
CDI rate(4)	4.6%	6.40%	6.99%
Appreciation (depreciation) of Real vs. U.S. Dollar	4.0%	17.1%	1.5%
Foreign exchange rate at the end of the period rate-USD 1.00	BRL 4.0307	BRL 3.8748	BRL 3.3080

Sources: Fundação Getulio Vargas, Central Bank and Bloomberg

(1) Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2) Inflation (IGP-M) is the general market price index measured by Fundação Getulio Vargas.

(3) Inflation (IPCA) is a national extended consumer price index measured by IBGE - Brazilian Geography and Statistics Institute [Instituto Brasileiro de Geografia e Estatística].

(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

Brazilian GDP growth has fluctuated significantly, and the Company’s management anticipates that it will likely continue to do so. The Company’s management believes that economic growth in Brazil should positively affect its future net sales revenue and results of operations. However, continued recession or low growth in Brazil would likely reduce its future net sales revenue and have a negative effect on its results of operations.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

The Company’s results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. Dollar since: (i) a substantial portion of the Company’s net sales revenue is denominated in or linked to U.S. Dollars; (ii) the Company’s costs for some of its raw materials, mainly naphtha, ethane, propane, propene and certain catalysts required in its production processes, are incurred in U.S. Dollars or are linked to U.S. Dollars; (iii) the Company have operating expenses, and make other expenditures, that are denominated in or linked to U.S. Dollars; and (iv) the Company have significant amounts of U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars.

Virtually all of the Company’s sales are of petrochemical products for which there are international market prices expressed in U.S. Dollars. In general, the management seeks to fix prices that take into account: (1) the price of the Company's petrochemical products in the international markets; and (2) in Brazil, the variations of the Real/Dollar exchange rate. As a result, although a significant portion of its net sales revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars. On the other hand, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propene and other raw materials linked to the U.S. Dollar.

The depreciation of the Real against the U.S. Dollar generally increases the production cost for the Company’s products and the Company generally attempts to increase the Brazilian prices for its products in Reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that the Company’s price increases are not sufficient to cover the increased costs for raw materials, its operating margin decreases. Conversely, the appreciation of the Real against the U.S. Dollar generally decreases the production cost for its products and the Company generally decreases the Brazilian prices for its products in Reais, which may result in increased sales volumes of the Company’s products. In periods when the Real/U.S. Dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. Dollar appreciates or depreciates and the time when the Company is able to pass on increased costs, or is required to pass on reduced costs, in Reais to the Company’s customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

The Company can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in Reais. Those transactions can include call and put options and related strategies. For example, the Company may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the Real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company’s financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

The Company’s consolidated U.S. Dollar-denominated indebtedness, considering the indebtedness of the controlled company Braskem Idesa, represented 96% of its outstanding indebtedness as of December 31, 2019. As a result, when the Real depreciates against the U.S. Dollar: (i) the interest costs on the Company’s U.S. Dollar-denominated indebtedness increase in Reais, which adversely affects its results of operations in Reais; (ii) the amount of the Company’s U.S. Dollar-denominated indebtedness increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) the Company’s financial expenses tend to increase as a result of foreign exchange losses that the Company must record, mitigated by its decision to designate, on May 1, 2013, part of its U.S. Dollar-denominated liabilities as a hedge for its future exports.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. Dollar). A significant portion of its costs of sales and services rendered, however, are denominated in or linked to the U.S. Dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s Real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in its financial expenses and debt service obligations. In addition, a significant portion of its Real-denominated debt bears interest at the TLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on The Company’s Financial Performance

The Company has significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the fiscal year ended on December 31, 2019, 45.5% of the Company’s net sales revenue was derived from sales of its products outside of Brazil as compared to 44% in 2018 and 41.7% in 2017. Net sales revenues derived from sales outside Brazil increased by 9.1% during 2019, which in turn increased by 14% during 2018 against 2017.

Cyclicality Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for the Company’s products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

The Company expects that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of the Company’s general factors: (i) cyclical trends in general business and economic activity produce swings in demand for petrochemicals; (ii) during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization; (iii) significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and (iv) as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Effects of the fluctuation of the international prices of the main raw materials

In Brazil, naphtha, ethane and propane are the main raw materials used in the production of the products of the first and second petrochemical generation, which corresponded to 40.7%, 0.5% and 1.0%, respectively, of the consolidated cost of the Company’s products sold in 2019. The Company also purchases from third parties part of the propene used in the PP plants in Brazil, which represented 4.9% of the consolidated cost of the Company’s products sold in 2019. In the United States and Europe, propene is the main raw material consumed in the production of PP in those regions, and represented 15.2% of the consolidated cost of the Company’s products sold in 2019. In Mexico, ethane is the main raw material used in the integrated production of PE, which corresponded to 1.3% of the consolidated cost of the Company’s products sold in 2019.

Naphtha is purchased at prices based on the prices of naphtha in the Amsterdam-Rotterdam-Antwerp market (“ARA”), or ARA reference price, and ethane and propane priced based on the Mont Belvieu market. The Company purchases the propane used in Brazil, and by the USA and Europe Unit at prices based on the reference of the Golf of the US and Europe. The Company purchases light hydrocarbon of refinery (HLR) in Brazil at prices based on the price of the imported natural gas.

The prices of naphtha, ethane, propane and propene have been and can be maintained volatile. An increase in the prices of naphtha, ethane, propane or propene would reduce the gross margin of the Company and affect in a negative manner its total financial result, if it is not possible to transfer this increase in costs to the clients, and could reduce the volume of sales of our products. Conversely, significant decreases in the price of these raw materials and, consequently, the cost of producing its products, generally increase its gross margins and its results of operations and may increase the sales volumes if this lower cost allow the Company to lower its prices. In periods of high volatility in the price of these raw materials, there is usually a lag between the increase or decrease of these prices and the time that the Company is able to pass on increased, or required to pass on reduced, costs to its customers. These pricing discrepancies decrease when the prices are less volatile.

Effects of the fluctuation of the international prices of the products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are established taking as reference the prices in the international markets. Usually the prices of the second-generation products exported from Brazil are practiced in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices in the Gulf Coast of the United States.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maintain a high capacity utilization rate at all of its production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented:

	Fiscal Year Ended on December 31,
	2019	2018	2017

Ethylene	85%	91%	94%
PP USA and Europe	88%	87%	97%
PE Mexico (1)	76%	77%	88%

(1)              Mexico complex commenced operations during 2016.

In 2019, the average use of the capacity was impacted (i) by the low use of cracker in Bahia, due to the interruption of the chlor-alkali plant in Alagoas; (ii) by the scheduled downtime of one of or our production lines in the Bahia’s cracker in 4Q19; (iii) by the low use rate in the crackers of Rio Grande do Sul, due to logistics matters, and (iv) by the fall in the marginal profitability of the export of resins.

In 2018, the average use of capacity was impacted by the truck drivers’ strike that took place in Brazil in May 2018; by the incident involving the chlor-alkali plant in Alagoas; by the blackout that affected the Northeast plants in March and by the low demand in 4Q19.

In 2017, average capacity utilization was affected by high operating performance of the crackers, which resulted from an operating efficiency and higher availability of the gas-based feedstock in Rio de Janeiro.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company’s products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148, that amended the Decree 8,543, the Reintegra rate increased to 2% effective as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the Chairman issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018 on.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene, by reference to international market prices. Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. The Company establishes the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including the Company’s company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, in overall import tariffs have largely varied, especially tariffs imposed on petrochemical products and may vary in the future. Tariffs on imports of first-generation petrochemical products are between 0% and 4%, and tariffs on PE, PP and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The taxes and fees charged on imports from USA and Mexico will be due in 2021. In turn, the taxes and fees charged on imports from China and South Korea were due in 2019, but they are maintained until the end of the review term, the estimate of which is August 2020.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9% and 2.4% to 6.3%, respectively. The taxes and fees charged on PP imports from USA will be due in 2021. In turn, the taxes and fees charged on imports from South Africa, India and South Korea were due in 2019, but they are maintained until the end of the review term, the estimate of which is August 2020.

In 2019, about 31% of the PE, PP and PVC resins consumed in Brazil were imported, which represented an increase of 9% in the volume of imported resins in relation to 2018.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Public Authorities approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first and second-generation producers, which serve several economic sectors. The measure aimed at partially reestablishing the competitiveness of the industry, weakened by factors related to infrastructure, productivity, costs of raw material and energy, and foreign exchange, which made pressure on the commercial deficit of the chemical industry, according to ABIQUIM [Brazilian Association of the Chemical Industry], which ended 2019 in USD 31.5 billion. At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw material.

In May 2018 REIQ [Special Regime of the Chemical Industry] was revoked by Provisional Measure 836/18 with effects from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

Effect of Level of Indebtedness and Interest Rates

In December 2019, the consolidated indebtedness of the Company, net of transaction costs, was BRL 39,273 million (USD 9,744 million), including BRL 9,982 million (USD 2,477 million), related to the financing of the project finance in Mexico. This level of indebtedness results in solid financial expenses, reflected on the financial statements of the Company. These expenses are expenses with interest, with debts’ foreign exchange variation in relation to the US Dollar and other currencies, foreign exchange gains or losses, among other items. In December 2019, we recorded a total of BRL 3,866 million, of which BRL 2,293 million are linked to payment of interests on debts. A loss of BRL 1,726 million related to the foreign exchange variation of financial assets and liabilities was also recorded. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company’s industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company’s Income

The Company is subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on its operations and results. The Company is generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. The Company have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas (SUDENE [Northeast Development Authority]). These exemptions have been granted for varying lengths of time to each of its manufacturing plants located in these states.

The Company are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) PE manufactured at one of the Company’s PE plants in the Northeastern Complex until 2026; and (ii) PE manufactured at one of the plants in the Northeastern Complex and caustic soda, chlorine, ethylene dichloride (DCE) and PVC produced at the plants in the Northeastern Complex and Alagoas until 2024.

Each of the exemptions entitles the Company to pay 15.25% as income plus CSLL, due to a reduction of 75% of the statutory income tax rate (from 25% to 6.25%) on the profits arising from products manufactured at these plants.

Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of the Company’s adjusted net profits. This limit also affects the social contribution on net profit, or CSLL.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

▪       Braskem Europe (Germany) - 31.18%

▪       Braskem America and Braskem America Finance (United States) - 21.00%

▪       Braskem Argentina (Argentina) - 30.00%

▪       Braskem Petroquímica Chile (Chile) - 27,00%

▪       Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands) - 25.00%

▪       Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico) - 30.00%

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Social Security Financing Contribution - COFINS, federal tax on the added value; (3) Tax on Manufactured Products - IPI, federal added value tax on manufactured products; and (4) ICMS.

(b) Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable

OPERATING INCOME

The Officers present below the analysis of the three last years per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem decreased in 2019 due to the entry into operation of ethane-based crackers and the good operational performance of the propane dehydrogenating plants, both in the United States, and the start of operation of new refineries in Asia, combined to the weakening of demand, mainly from the automobile sector. In 2018, the chemical spread was lower than 2017, explained by lower spreads of (i) butadiene, which in 2017 was impacted in a positive manner by the demand stimulated in China, and (ii) cumene due to the increase in supply after the starting of operation of new capacities in Asia.

The spread of PE decreased in 2019 due to the entry of new integrated shale-gas-based PE crackers in the United States combined with lower demand in the face of uncertainties regarding the trade war between the United States and China, Brexit, regulatory pressure on unique-use plastics, among others, that damaged the confidence of consumers and the world industry. In 2018, the spread of PE was less than that in 2017 due to the entry into operation of new PE capacities, mainly in the United States.

The spread of PP decreased in 2019, influenced by the weakening of demand, mainly from the automobile industry, impacted by the end of tax incentives for the purchase of cars in China and by the new emission standards for greenhouse gases in China and Europe, combined with the entry into operation of new PP capabilities in Asia. In 2018, the spread of PP was lower than 2017, mainly due to reduced demand in Asia.

The spread of vinyl declined in 2019, explained by the weakening of PVC demand in Asia, due to the trade war between the United States and China and India's anti-dumping policy, the higher demand for DCE in the market, including Braskem, and the lower demand for caustic soda from the aluminum and paper and cellulose sectors. In 2018, the spread of vinyl was lower than 2017 mainly due to the higher price of naphtha, which followed the trend of increase of the oil price, and to high levels of caustic soda stock in the United States, combined with the decrease in the demand for the product, after a large producer of alumina having operated at low utilization rates during most of the year.

The demand for resins in the Brazilian market (PE+PP+PVC) was 5.2 million tons, an increase of 2% in relation to 2018, explained by the reduction in the basic interest rate of the Brazilian economy and by the increase in confidence by entrepreneurs and consumers, which mainly leveraged the agribusiness and food sectors and the beginning of the recovery of civil construction. In 2018, demand expanded by 2.4% as compared to 2017, due to the improvement in the level of economic activity, leveraged by the demand from the agricultural, cosmetics, pharmaceutical and food packaging sectors.

The utilization rate was 85% in 2019, 6 p.p. lower than 2018, mainly due to: (i) load reduction at the Bahia plant as a result of the stoppage of chlorine soda and dichloroethane (DCE) factories in Alagoas; (ii) scheduled stop in one of the production lines of the Bahia petrochemical plant in 4Q19; (iii) logistical problems with the receipt of raw materials by the Rio Grande do Sul plant; and (iv) load reduction at the plants due to the drop in marginal profitability from the export of resins. In 2018, the utilization rate was 91%, 3 p.p. less than 2017, mainly due to: (i) strike by truckers in May; (ii) the incident at the chlorine soda plant in Alagoas in January; and (iii) the interruption in the supply of electricity to plants in the Northeast in March; and (iv) lower demand in 4Q18.

Resin sales in the Brazilian market remained in line with 2018, totaling 3.4 million tons, which in turn had been 2% lower than 2017. Regarding the main chemicals, sales totaled 2.8 million tons, 2% less than 2018, which increased by 1% as compared to 2017. In 2019, the exports of resins were 1.4 million tons and the exports of the main chemicals were 628 thousand tons, 8% and 10% more than 2017, respectively, which in turn were 14% and 31% less in comparison with 2017.

In the year, units in Brazil and exports presented EBITDA of USD 821 million (BRL 3,205 million), 57% less than 2018, which in turn had been 27% less as compared to 2017, totaling USD 1,905 million (BRL 6,985 million).

UNITED STATES AND EUROPE

The spread of PP in the United States increased in 2019, as a result of the high availability of propylene in the region, due to: (i) high utilization rates of DHP plants; and (ii) greater use of natural gas liquids (mainly butane) in crackers, increasing the supply of propylene. In 2018, the spread of PP increased, explained by the higher supply of propylene given the good operational performance of propane dehydrogenating plants (DHP), which had higher utilization rates in the year, in addition to the higher use of LPG (propane and butane) and naphtha, which contributed to the increase in propylene supply in the region.

The spread of PP in Europe was lower in 2019, due to the economic slowdown in the region linked to the increase in the supply of propylene with the normalization of logistical restrictions in river transport, which affected the region in the previous year. In 2018, the spread of PP was lower due to a lower demand of PP in the region, mainly to the automobile market, which had its chain of supply affected by regulations aiming at ensuring the decrease of the greenhouse gas emissions.

The demand for PP in the US market was 3.1% lower than 2018, due to the weakening of the automotive and manufacturing sectors. In 2018, the US market grew 3.1% in comparison with 2017, with emphasis to the segments of covers and oriented film, widely used in food packaging.

In relation to the European market demand, this increased by 0.7% when compared to 2018 due to the increased use of PP in the consumer goods and services sector, with emphasis on packaging, household items, covers and oriented films, and in medicine, even though the automobile sector has shown a decrease in the region. In 2018, the demand for PP decreased 2.6% in comparison with 2017, following the weak economic performance of the region, especially of countries such as Germany and Italy.

In 2019, the utilization rate was 88%, 1 p.p. higher than 2018, mainly due to the better operational performance of plants in the United States, which offset the drop in the utilization rate in Europe, as a result of the logistical restriction on the receipt of propylene in plants due to operational problems of suppliers. In 2018, the utilization rate was 87%, 10 p.p. less than 2017, due to scheduled and unscheduled stoppages at plants in the United States, and logistical restriction on the receipt of propylene at plants in Europe, explained by the low river level.

In this sense, in 2019 PP sales were in line with 2018, totaling 1.9 million tons. In 2018, PP sales were 9% lower than 2017, totaling 1.9 million tons.

In the year, the units in the United States and Europe presented EBITDA of USD 316 million (BRL 1,247 million), 48% less than 2018, which in turn decreased by 6% as compared to 2017, totaling USD 608 million (BRL 2,208 million).

MEXICO

The spread of PE in North America was lower in 2018 when compared to 2018, as a result of the slowdown in the pace of growth in demand for PE combined with the entry into operation of new capacities in the region, partially offset by lower ethane prices. In 2018, the spreads were lower than those in 2017, given the excess in supply of PE and increase in the prices of ethane, due to the increase in the demand for the newly launched crackers, combined with the lack of pipelines to transport that gas and fractionators for ethane separation.

The demand for PE in Mexico was 2.2 million tons in 2019, a 4.5% reduction as compared to 2018, due to the weak performance of the Mexican economy, affected by the reduction in industrial production. In 2018, demand grew by 2.7% compared to 2017, totaling 2.07 million tons, driven by the blown plastic and film /laminate sectors, which are widely used in the food and hygiene packaging segment.

The PE plant utilization rate was 76%, 1 p.p. lower than 2018, due to the lower supply of ethane throughout the year. In 2018, the rate was 77%, 11 p.p. lower than 2017, also due to the lower supply of ethane in the period and the scheduled shutdown in May.

PE sales in 2019 were 2% higher than 2018, totaling 813 thousand tons, as a result of the decrease in inventories and by larger resales of PE produced in Brazil. As part of the commercial strategy for product allocation in regions with higher profitability, exports to the United States increased 51% compared to 2018, and to Europe they increased by 29%. In 2018, PE sales were 18% less than 2017, totaling 799 thousand tons, of which 67% were directed to serving the Mexican market.

In 2019, Mexico's result includes revenue of USD 85.5 million related to the delivery-or-pay provision in the ethane supply agreement. In 2018, such revenue was USD 95 million.

In the year, the unit in Mexico presented EBITDA of USD 361 million (BRL 1,427 million), 41% less than 2018, which in turn was 1% lower than 2017, totaling USD 617 million (BRL 2,251 million).

CONSOLIDATED

NET REVENUE

In 2019, net revenue was USD 13,285 million, 16% less than 2018, due to the lower prices of thermoplastic resins and chemicals in the international market, which were impacted by the lower growth in global demand combined with the entry of new integrated shale-gas-polyethylene-based ethane capacities in the United States and new refineries in Asia. In Reais, the revenue was BRL 52.324 billion, 10% lower than the previous year.

In 2018, the consolidated net revenue was USD 15,874 million, 3% higher than 2017, explained mainly by the high price of resins in the international market. In Reais, the revenue was BRL 58.000 billion, 18% greater than the previous year.

COGS

In 2019, the consolidated cost of goods sold (COGS) was USD 11,598 million, a 9% reduction compared to 2018 due to the reduction in the price of raw materials. In Reais, COGS was BRL 45,680 million, 2% less than 2018 due to the impact of the appreciation of Real against Dollar.

In 2018, the consolidated cost of goods sold (COGS) was USD 12,689 million, an increase of 11% in relation to 2017 due to the higher price of the raw materials in the international market. In Reais, COGS was BRL 46,407 million, 27% higher than 2017 due to the impact of the depreciation of Real against Dollar.

SGAE

In 2019, Sales General and Administrative Expenses reached BRL 4,262 million, 18% compared to 2018, due to: (i) increase in sales and distribution expenses due to the higher volume of sales of resins in Brazil and Mexico for export, chemicals and PP in the United States and Europe; (ii) consultancies and law firms to support external monitoring related to the Global Agreement with the authorities; (iii) audit companies; and (iv) cooperation with authorities to guarantee the safety of people and the environment in the context of the geological phenomenon in Maceió, Alagoas.

In 2018, the Sales, General and Administrative Expenses amounted to BRL 3,378 million, 10% higher than 2017, due to the higher expenses with people, institutional campaigns, consulting services, attorneys’ fees and rent of rail cars for the USA and Mexico units.

OTHER NET REVENUES (EXPENSES)

In 2019, the other net revenues (expenses) item showed an expense of BRL 2,448 million, compared to a revenue of BRL 473 million in 2018. The increase of BRL 1,381 million in other revenues compared to the previous year is explained by the revenue recognition related to PIS and COFINS debts overpaid in previous periods, after the decision of the Federal Supreme Court (STF) that ICMS should not be included in the PIS and COFINS tax base. In turn, the increase in other expenses in the amount of BRL 4,302 million compared to 2018 is due to: (i) the provision related to the Financial Compensation and Relocation Support Program and the actions necessary to close some of our salt wells; (ii) the provision set forth in the leniency agreement with the Office of the Federal Controller General (CGU) and the Office of the Federal Attorney (AGU); (iii) provision for definitive closure of the chlorine soda plant located in Camaçari, Bahia; and (iv) a greater provision for redressing environmental damage.

In 2018, the other net revenues (expenses) item presented a revenue of BRL 473 million, compared to an expense of BRL 479 million in 2017, due to: (i) revenue in the amount of BRL 337 million related to a fine on a raw material supply agreement, the main agreement is for the supply of ethane in Mexico; and (ii) the revenue of BRL 236 million related to debts of PIS and COFINS overpaid in 2017. For more information on the recognition of this revenue, see Explanatory Note 10 to the 2018 Financial Statements.

EBITDA

In 2019, the Company's recurring EBITDA was USD 1,514 million, 50% less than 2018, mainly explained by the lower spreads in the international market, as a result of the lower global growth combined with inflows of PE capacities in the United States, PP and new refineries in Asia, partially offset by the higher volume of sales of PP in the United States and PE in Mexico. In Reais, the recurring EBITDA was BRL 5,936 million, 46% less than 2018.

In 2018, the Company's EBITDA was USD 3,105 million, 20% lower than 2017, explained by: (i) the lower average spread in the industry; and (ii) the lower operating rate due to operational issues and the strike by truckers. In Reais, EBITDA was BRL 11,315 million, 8% less than 2019.

FINANCIAL RESULTS

The financial result in 2019 was an expense of BRL 4,746 million, an increase of 2% as compared to 2018.

In relation to financial expenses, the 30% increase in the Company's financial expenses compared to 2018 is explained by higher expenses related to: (i) interest associated with the application of the new IFRS 16 rule as of January 1, 2019; (ii) the adjustment to present value of the leniency agreement due to a change in the adjustment rate of the installments of the Federal Public Prosecutor's Office from IPCA to SELIC rate in the amount of BRL 118 million; (iii) the payment of premium due to full early settlement of bonds maturing in 2020 and 2021, and partial of bonds maturing in 2022 and 2023 (break fund costs); and (iv) the amortization of transaction costs associated with partial settlement of Project Finance.

The increase of 44% in financial income compared to 2018, due to: (i) the recognition, and the respective adjustment for inflation, of revenue related to PIS and COFINS debts overpaid in previous years, which totaled BRL 208 million; and (ii) the adjustment for inflation of the cash frozen in court referring to a civil action filed by the Public Prosecutor's Office and the Public Defender's Office, both from the State of Alagoas, in the amount of BRL 68 million.

As to the net foreign exchange variation, the foreign exchange expense was 24% less than 2018 as a result of a lesser depreciation of the real against the dollar on the net exposure of the financial result and the appreciation of the Mexican peso against the dollar on the balance of the debtor of the Braskem Idesa loan in the amount of USD 2,226 million as of December 31, 2019. These effects offset the higher expenses with the transition from export hedge accounting, which was recorded in the net equity, in the amount of BRL 1,385 million at Braskem and BRL 267 million at Braskem Idesa.

In 2018, the financial result was an expense of BRL 4,651 million, 18% greater than 2017. Financial expenses decreased by 20% compared to 2017, a period when the “Other Expenses” were impacted in BRL 471 million by the early settlement of derivatives transactions. The financial income in the year was 2% less than 2017, influenced by the decrease in the basic interest rate in Brazil. The net foreign exchange variations, when compared to 2017, were impacted by the depreciation of Real in the period on the net exposure of the financial results not designated to hedge accounting, and by the expense with the transition of the export hedge accounting, which was contained in the net equity, in the amount of BRL 1,023 million at Braskem and BRL 237 million at Braskem Idesa.

PROFIT/LOSS

The Company recorded a loss attributable to shareholders of BRL 2,798 million in 2019, due to the accounting provision in the amount of BRL 3,383 million related to the implementation of the Financial Compensation and Relocation Support Program, of the actions to close certain salt wells of the Company and the Program for Business Recovery and Promotion of Educational Activities combined with the negative impact of the depreciation of the real against the dollar on the net exposure of the Company not designated for hedge accounting.

In 2018, the Company presented net profit attributable to the shareholders of BRL 2,867 million, while in 2017 this amount was BRL 4,083 million.

FREE CASH FLOW

Free cash flow in the year was BRL 3,108 million, 56% lower than 2018, due to the drop in EBITDA and the payment of interest associated with the total/partial early settlement of some of the Company's bonds (break fund costs), partially offset by: (i) drop in accounts receivable, due to lower sales volumes and prices of products sold; (ii) lower stocks of raw materials and finished products; (iii) greater purchase of imported naphtha with extended payment term; (iv) monetization of BRL 281 million of the PIS/COFINS balance (exclusion from the ICMS tax base; (v) receiving advance payments from customers related to the future sale of chemicals in the Brazilian market and the future export of PE and PP; and (vi) lesser payment of income tax (IR) and contribution on net profit (CSLL) in Brazil and the United States.

In 2018, the Company presented net cash generation of BRL 7 billion, 187% higher than 2017, mainly explained by: (i) the positive variation in operating working capital; (ii) the depreciation of the real against the dollar; (iii) the lesser payment of income tax in the United States in dollars; and (iv) the lesser interest payment after the early settlement of debts in Reais at a higher cost including partial prepayment of the perpetual bond. In that scenario, the return on the free cash flow was 19%.

(c) Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 10.2(c) is described in item 10.2(a) (ii) of this management proposal.

10.3 Events With Relevant Effects, Occurred And Expected, In The Financial Statements

a)           Launch or divestiture of a field of business

In the fiscal years ended on December 31, 2019 and December 31, 2018, and December 31, 2017, there has been no launch or divestiture of a field of business.

b)           Creation, acquisition or disposal of ownership interest

During fiscal years 2019 and 2018 there has been no incorporation, acquisition or disposal of ownership  interest.

In April 2018, the Company received the amount of BRL 81 million (already monetarily adjusted) related to the remaining balance of the BRL 100 million expected for the sales of the controlled companies Quantiq Distribuidora Ltda. and IQAG Armazéns Gerais Ltda., which occurred in 2017. The difference between the updated expected amount and the amount received was recognized in the 2nd quarter of 2018 in “Other net revenues (expenses)”, in the amount of BRL 20 million, as per adjustments set forth in an agreement.

c)           Extraordinary events or operations

Geological phenomenon - Alagoas

There is a geological phenomenon occurring in four neighborhoods in the city of Maceió (Pinheiro, Muntage, Bebedouro e Bom Parto),that are located or in an area close to the rock salt (halite) extraction wells previously operated by Braskem.

In May 2019, the Geological Survey of Brazil (CPRM) released a report on the event indicating that its causes are related to the rock salt exploration activities by Braskem. This geological phenomenon of unknown cause is being investigated and requires a series of studies. In view of the instability that occurred in the neighborhoods  and the risk to residents of the region, on May 9, 2019, Braskem decided to stop the rock salt extraction activities and the operation of the chlorine soda plant and dichloroethane.

The Company has carried out and has been carrying out, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focused on (i) understanding the causes of the geological phenomenon and (ii) analyzing the situation of the wells. These studies have been shared with the Brazilian Mining Agency (ANM), with whom the Company maintains constant dialogues.

On November 14, 2019, Braskem submitted measures to the ANM for the definitive closure of salt extraction activities in Maceió by closing its wells and proposed the creation of a protection area around certain wells as precautionary measures to protect people. These measures are based on a study conducted by the Geomechanics Institute of Leipzig (IFG) of Germany, an international reference in salt well geomechanics, and are being carried out in coordination with the Civil Defense and other authorities.

On December 31, 2019, based on its assessment and that of its external advisors, taking into account existing information, dialogue with authorities and a best estimate of expenses for the various security measures for residents, the Company recorded a provision in the amount of BRL 3,383,067, of which BRL 1,450,476 in current liabilities and BRL 1,932,591 in non-current liabilities. Due to the inherent change in assumptions related to provisions arising from new facts and circumstances, the time of execution and extension of action plans, the results of future studies by specialists and the outcome of ongoing legal actions, this provision may be updated over time to reflect on the development of the issue.

The main characteristics of the provision arise from:

a)     Support in the eviction and compensation of the residents of the Risk Areas, according to the Agreement Instrument entered into with the State Public Prosecutors' Office (“MPE”), State Public Defender's Office (“DPE”), Federal Public Prosecutor's Office (“MPF”) and Federal Public Defender's Office (“DPU”), see further details of the signed Agreement  below, as well as the Protection Area, delimited from the expansion of the radius of the mines with anomalies, identified through sonars.

The provision recorded in the amount of BRL 1,725,410 comprises expenses related to actions such as:

▪       Eviction, rent assistance, transport of moves and storage of furniture.

▪       Negotiation of individual agreements to compensate affected residents.

b)     Actions for closing and monitoring salt wells: based on the results of sonar and geomechanical studies, Braskem planned stabilization and monitoring actions for all 35 existing salt extraction wells:

▪       For four of these wells, the recommendation is to fill them with solids, a process that should take about three years;

▪       For the remaining 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring thereof;

▪       For 15 wells, including those four that will be filled with solids, the recommendation is to create a protection area around them and monitor such area.

The estimated total expenditure for implementing these measures in the 35 wells is BRL 1,011,696, a calculation made based on existing techniques and possible solutions for the current conditions of the wells, which may be changed in the future according to new studies and natural changes to the structure of the wells over time;

Other measures not contemplated in the Agreement include (i) actions referring to Technical Cooperation Instruments signed with the Civil Defense, (ii) matters classified as a present obligation for the Company, even if not formalized, and (iii) expenses with hiring external advisers and specialists to prepare studies to understand the geological phenomenon and support in carrying out the actions recommended in such studies. The expenses estimated and included in the accounting provision, related to these additional measures amount to BRL 645,961, and may also change as the studies and actions in the region progress.

All obligations assumed in the Instrument do not imply recognition of the Company's guilty or liability for the eviction of people from risk areas. Braskem will continue to collaborate with the authorities, with the support of independent experts, in identifying the causes of geological events and in implementing actions that bring safety to the community located in the affected neighborhoods.

The Company is negotiating with insurance companies regarding the coverage of its insurance policies. These negotiations are at an early stage. Therefore, the payment of indemnities will depend on the assessment of the coverage of these insurance policies. Due to the uncertainties related to the subject, no indemnity was recognized in Braskem's financial statements.

Other information and amounts involved regarding the phenomenon in question is disclosed in Explanatory Note 26 to the 2019 Financial Statements.

Leniency Agreement

In the context of allegations of undue payments under Operation Car Wash (Operação Lava Jato) in Brazil, the Company hired specialists in internal investigation to conduct an independent investigation of such allegations and report the results thereof. The Company has cooperated and continues to cooperate with public authorities in different jurisdictions, including with the Department of Justice of the USA (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Public Prosecutor’s Office of Brazil (MPF), the General Prosecution Office of Switzerland (OAG).

In December 2016, the Company entered into a Leniency Agreement with the Federal Public Prosecutor's Office (“MPF Agreement”) and with the authorities of the United States and Switzerland (“Global Agreement”), in the approximate amount of USD 957 million (approximately BRL 3.1 billion at the time).

According to the notice to market dated July 10, 2018 and material fact dated May 27, 2019, the Company engaged in a cooperation and negotiation process with the Ministry of Transparency and the Office of the Federal Controller General (CGU) and the Office of the Federal Attorney (AGU), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement” and, together with the Global Agreement, simply referred to as “Agreements”).

The CGU/AGU Agreement deals with the same facts as the Global Agreement signed in December 2016 and provides for an additional disbursement of approximately BRL 410 million, due to the calculations and parameters used by CGU and AGU. At the request of the Company and the MPF, the Federal Court approved the allocation of funds from the MPF Agreement for payment of the CGU/AGU Agreement. The installments falling due of the MPF Agreement will take advantage of the CGU/AGU Agreement and will be adjusted for inflation by the SELIC rate, as from the signing of the CGU/AGU Agreement. The additional disbursement of approximately BRL 410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in years 2024 and 2025.

AGU, CGU and MPF have agreed to allocate most of the amounts received based on the Agreements to redress the victims of unlawful acts, including other authorities and public entities, and to undertake actions before these third parties with whom Braskem will begin negotiations in relation to the facts covered by the Agreements in order to avoid duplicate reimbursement.

Complete information on the subject is disclosed in Explanatory Note 25 to the 2019 Financial Statements.

In 2018, there have been no extraordinary operations that have had an impact on the consolidated financial statements of the Company.

In 2017, there have been no extraordinary operations that have had an impact on the consolidated financial statements of the Company.

10.4 Material Changes in the Accounting Practices - Qualifications and Caveats in Auditor’s Opinion

a)               Material changes in accounting practices

IFRS 16 / CPC 06 (R2) – Leases

The Company used for its transition the modified retrospective approach, that is, it applied the requirements of commercial lease rule to all of its existing agreements on the initial date of application, on January 1, 2019. Therefore, no information and balances will be presented again on a comparative basis.

After the date of the initial application on January 1, 2019, leases are now recognized as a right to use the asset and a corresponding liability on the date on which the leased asset becomes available to the Company. Each payment is allocated between the lease liability and the financial cost. The financial cost of the lease liability is recorded in the income statement during the term of the agreement, using a constant interest rate on the remaining balance of the liability. The right to use the asset is depreciated by using the linear method considering the shorter period between the useful life of the asset and the term of the agreement.

In determining the term of the lease, the management considers all the facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of early termination.

In adopting IFRS 16 / CPC 06 (R2), the Company recognized lease liabilities in relation to agreements previously classified as "operating leases" in accordance with IAS 17 / CPC 06 (R1). Until the 2018 financial statement, payments for these leases, net of any incentives received from lessor, were recognized in the income statement during the period of the agreement.

For leases previously classified as “finance leases”, the Company recognized the lease assets and liabilities considering the amount immediately before the date of initial application.

In the fiscal year ended on December 31, 2018, the main change in the accounting practices of the Company results from the methodology used for calculating a reduction in the recoverable amount (“impairment”) according to CPC48 / IFRS 9, the impact of which was a reduction of BRL 9.4 million, net of taxes.

There have been no material changes in accounting practices in the fiscal year ended on December 31, 2017.

b)               Material effects from changes in accounting practices

The effects of the changes are shown in Explanatory Note 2.3(a) to the 2019 Financial Statements and refer to the adoption of IFRS 16 / CPC 06 (R2) - Leases, described in item 10.4(a) of this management proposal.

c)               Qualifications and Caveats in the auditor’s opinion

Comment on the independent auditors’ report 2019

The report of the Company’s independent auditors on the financial statements for the fiscal year ended on December 31, 2019 did not contain any qualifications or caveats.

Comment on the independent auditors’ report 2018

The report of the Company’s independent auditors on the financial statements for the fiscal year ended on December 31, 2018 did not contain any qualifications or caveats.

Comment on the independent auditors’ report 2017

The report of the Company’s independent auditors on the financial statements for the fiscal year ended on December 31, 2017 did not contain any qualifications or caveats.

10.5 Critical accounting policies

Critical accounting policies are considered those that require that the Management perform estimates, judgments, and define assumptions based on the historical experience that may affect the values reported in the financial statements.

We highlight the following critical policies that require subjective or complex assumptions that affect the result:

Application of critical judgments and assumptions

Critical estimates and assumptions are those that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact on issues that are inherently uncertain. The accounting estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations on future events considered reasonable for the circumstances. Actual results may differ from those planned due to differences in variables, assumptions or conditions used in the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Revisions to the estimates are recognized prospectively.

Assumptions

The information on assumptions made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements refer to:

a)      Explanatory Note 14.b to the 2019 Financial Statements - Lease-Purchase Agreement: if the Company is reasonably sure of exercising options to extend the lease term;

b)      Explanatory Note 26 to the 2019 Financial Statements - Provision for expenses with the geological event in Alagoas: determination of actions and measures for closing and monitoring wells based on existing techniques and possible solutions considering currently available technology.

Uncertainties about assumptions and estimates

Information on the uncertainties related to assumptions and estimates on December 31, 2019 that have a significant risk of resulting in a material adjustment in the accounting balances of assets and liabilities in the next year refer to:

a)      Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of active deferred taxes depend on the future generation of taxable income, which required the use of estimates related to the Company’s future performance. These estimates are in the business plan that is prepared every year by the Executive Office and submitted to the Board of Directors’ approval. This plan has as main variables the projection of prices of products manufactured by the Company, the price of raw materials, growth of the gross domestic product of each country where the Company operates, foreign exchange variation, interest rate, inflation rate, and fluctuation of the supply and demand for inputs and finished products. These projections are made based on specialized external advice and on the Company’s historical performance and on strategy planning.

The information on the deferred income tax and social contribution are presented in Explanatory Note 22(c) to the 2019 Financial Statements.

b)      Useful life of assets

 The Company recognizes the depreciation and depletion of its tangible and intangible assets with an estimated useful life endorsed by the Company's technicians with experience in managing Braskem's plants. The useful lives of the assets are revisited at the end of each fiscal year by the Company’s technicians to verify the need to change them.

The main factors that are taking into consideration to determine the useful life of the assets that form the Company’s industrial plants are manufacturers’ information on the machines and equipment, the plants’ level of operation, the quality of preventive and corrective maintenance, and the perspectives of technological obsolescence of the assets.

The Company’s Management has also decided that: (i) the depreciation must cover the total amount of the assets bearing in mind that the equipment and facilities, when removed from operation, have a sale value close to the residual value of the assets; and (ii) the lands are not depreciated because their useful life is undefined.

The useful lives applied to assets determined the following average rates (%) of depreciation and depletion:

 Information on the fixed assets is presented in Explanatory Note 12 to the 2019 Financial Statements.

c)      Recoverability analysis and test

Tangible and intangible assets with finite useful life

On an annual basis, or when there is any indication that an asset may have depreciated, the Company analyzes the existence of indicators that the accounting balance of long-duration tangible assets and intangible assets with a finite useful live may be not recoverable. This analysis is made to verify if there are scenarios that could have a negative impact on the Company’s cash flow, and the consequent recovery of sums invested in such assets. These scenarios derive from macro-economic, legal, competition or technological matters.

The Company takes into account relevant topics to be considered in this analysis, including: (i) the possibility of excess in supply of products manufactured by the Company or material reduction of demand due to adverse economic factors; (ii) perspective of material oscillations in prices of products and inputs; (iii) possibility of new technologies or raw materials appear, which may cause a relevant reduction of the production cost and, as a consequence, may have an impact on the sales price, ultimately causing the total or partial obsolescence of the Company’s industrial complex; and (iv) changes to the regulatory environment in general, which make the Company’s production process unfeasible, or that have a material impact on the commercialization of its products. For that analysis, the Company has its own team, which has a more strategic view of the business, in addition to being in constant contact with external consultants. If the variables mentioned indicate material risks for the cash generation, the Management of Braskem performs the recoverability test, as described in Explanatory Note 3.2.3(b) to the 2019 Financial Statements.

The Company's assets are initially grouped into Operating Segments that follow a product line and production location logic, represented by the reportable segments disclosed in Explanatory Note 36 to the 2019 Financial Statements.

For impairment tests, assets are grouped into Cash-Generating Units (“CGU”), that is, the smallest possible group of assets that generates cash inflows through their continued use, which are largely independent cash inflows from other assets or CGUs.

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less the costs to sell. The value in use is based on estimated future cash flows, discounted to present value by using a pre-tax discount rate that reflects current market assessments of the value of money over time and the specific risks of the asset or the CGU.

Impairment loss is recognized in the income statement if the book value of the asset or CGU exceeds its recoverable value. Recognized losses relating to CGUs are initially allocated to reduce any goodwill allocated to this CGU (or group of CGUs), and then to reduce the book value of the other assets of the CGU (or group of CGUs) on a pro rata basis.

An impairment loss related to goodwill is not reversed. As for other assets, impairment losses are reversed only to the extent that the new book value of the asset does not exceed the book value that would have been determined, net of depreciation or amortization, had the impairment not been recognized.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the entity considers several factors, such as: product lines, individual locations and the way Management makes decisions about the continuity of the entity's operations.

In the year ended December 31, 2019, the Company reviewed and changed the way its assets are grouped into CGUs, in order to preserve the concept of independence of cash inflows between each CGU and other assets of the Company, in addition to favoring a better presentation of the financial statements.

As a result of the review, assets are now grouped according to the following CGUs:

Brazil:

▪       CGU Northeastern petrochemical complex (NE Complex): represented by the assets of the ethylene, PE, PVC and chlorine soda plants located in the Northeast region;

▪       CGU Southern petrochemical complex (South): represented by the assets of the ethylene, propylene, PE and PP plants located in the Southern region;

▪       CGU Rio de Janeiro petrochemical complex (RJ Complex): represented by the assets of the ethylene, propylene, PE and PP plants located in the State of Rio de Janeiro;

▪       CGU São Paulo petrochemical complex (SP Complex): represented by the assets of the ethylene and PE plants located in the municipalities of Santo André and Cubatão;

▪       CGU Paulínia: represented by the assets of the PP plant;

▪       CGU ABC, Greater São Paulo region: represented by the assets of the PP plant;

The United States and Europe:

▪       CGU USA: represented by the assets of the PP plants located in the United States;

▪       CGU Europe: represented by the assets of the PP plant located in Germany.

Mexico:

▪       CGU Mexico: represented by the assets of the ethylene and PE plant located in Mexico.

Intangible assets with indefinite useful life

The balances of future profitability premiums derived from business combinations are tested annually to measure the recoverability. Goodwill from business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

These tests are based on the projection of cash generation in each CGU or groups of CGUs, extracted from the Company's five-year business plan, mentioned in Explanatory Note 3.2.1 to the 2019 Financial Statements, and from the Management plan for a period greater than five years to reflect cycle patterns in the product sector. Perpetuity is also calculated based on the long-term view and without considering growth in actual terms for this calculation. The cash flows and the perpetuity are brought to preset value by a discount rate based on the Weighted Average Cost of Capital (“WACC”).

Goodwill on future profitability is presented in Explanatory Note 13 (a) and (b) to the 2019 Financial Statements. This Explanatory Note also presents the results of the impairment test.

d)      Contingencies

The contingent liabilities and existing provisions are mainly related to judicial and administrative discussions mostly derived from labor, social security, civil and tax proceedings.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of their chance of loss, as follows:

Probable Loss – are proceedings where the chance of losing is higher than the chance of winning or, in other words, the chance of loss exceeds 50%. For these proceedings, the Company maintains an accounting provision that is assessed as follows:

(a)    tax and social security-related proceedings – the provisioned amount corresponds to the amount in controversy, plus any applicable charges; and

(b)    Labor and other proceedings - the provisioned amount corresponds to the estimated value of the claim, plus any applicable charges.

Possible loss – proceedings the chance of loss of which is more than remote and less than likely. The loss can happen, however the elements available are not sufficient or clear enough to allow the conclusion that the tendency is to win or lose. In percentage, the possibility of loss is between 25% and 50%. For these proceedings, except for cases derived from business combinations, the Company creates no provisions and highlights the most relevant ones in Explanatory Note 24.2 to the 2019 Financial Statements.

In business combinations, in compliance with CPC 15 and IFRS 3, the Company registers the fair value of these proceedings with the chance of loss. The provisioned amount corresponds to the amount involved, in addition to the charges corresponding to the SELIC rate variation, multiplied by the percentage of the probability of loss.

The Management of the Company believes that estimates related to the conclusion of the proceedings and the possibility of future expenditures may change due to: (i) higher courts may decide similar cases involving another company, adopting a final interpretation of the case and, consequently, anticipating the end of the proceeding involving the Company, without any disbursement, or leading to the need to settle the proceeding; and (ii) programs to incentive the payment of debts, implemented in Brazil by Federal and State Governments, in favorable conditions, which may lead to an expenditure lower than the provision or the amount in controversy.

The contingencies of the Company are presented in Explanatory Note 24 to the 2029 Financial Statements.

e)      Provision for expenses - Geological event in Alagoas

The recorded provision arises from actions and safety measures based on studies and dealings with the competent authorities in accordance with the Agreement Instrument for Support in the Eviction of the Risk Areas (“Instrument”), disclosed in Explanatory Note 26.1 (i) to the 2019 Financial Statements.

The actions to close and monitor wells and support the eviction of residents in the protection area involve several estimates in determining future expenses for the implementation of these measures. Therefore, factors such as the time taken to execute the action plans, the results of future studies by specialists, changes in the structure of the wells, the outcome of ongoing legal actions, among others, may result in a material impact on the amount of the provision.

f)       Derivative and non-derivative financial instruments

Fair value of the derivative and non-derivative financial instruments

The Company values the financial derivative instruments by their fair value, using as main source data from the stock exchanges, the disclosures made by the Central Bank of Brazil, and quotation services, such as Bloomberg and Reuters. It should be stressed that the volatility of the exchange markets and of the interest in Brazil has been causing material changes to the future rates and to the interest rates in short periods of time, causing material variation to the fair value of swaps and other financial instruments.

The fair value of publicly-traded non-derivative financial instruments are based on current purchase prices. If the market of a financial asset and of bonds not listed in stock exchanges is not active, the Company sets the fair value using valuation techniques. These techniques include the use of recent operations with third parties, reference to other instruments that are materially similar, the analysis of discounted cash flows or pricing models for options that use the largest possible amount of information generated by the market and rely, the least possible, on information generated by the Management of the Company.

The information on the derivative and non-derivative financial instruments is presented in Explanatory Note 20 to the 2019 Financial Statements.

Hedge accounting

The Controlling Company designated financial liabilities in foreign currency to protect the cash flow generated by its exports. This decision was based on two important concepts and judgments: (i) the realization of exports included in its business plan, which are inherent to the market and business where it operates, and (ii) the Company’s ability to refinance its liabilities in Dollars, since the priority financing in Dollar is a part of the Company’s orientation and strategy and the Company’s Financial Policy sets out the maintenance of a minimum level of net liabilities in Dollars.

Controlled company Braskem Idesa designated all the funds obtained from financial institutions for the construction of its industrial plant for the protection of a portion of the sales, which will be conducted in the same currency as the financing, the U.S. Dollar. The sales estimates are contemplated in the project that was presented to the banks/lenders that, due to the consistency of projections, granted a loan to Braskem Idesa that will be exclusively paid with the cash to be generated by such sales. All these commercial considerations of the project are backed by market studies made by specialized consulting companies during the analysis of its feasibility.

All of the Company’s hedge operations are in accordance with the accounting practices and procedures adopted by Braskem and, on quarterly basis, effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company has determined that the subject of the hedge, both for the Parent Company and for Controlled Company Braskem Idesa, will be characterized by the first sales in Dollars made every quarter up to the amount defined for each period (Explanatory Notes 20.4(a.i) and 20.4(a.ii) to the 2019  Financial Statements, respectively). The liabilities designated for hedge are aligned with the maturity schedule of the hedge and with the Company’s financial strategy.

In accordance with the Financial Policy, the Company may contract financial derivative agreements (swaps, NDFs, options, etc.) to protect itself from unwanted variations of currencies and fees. These derivatives may be designated for hedge accounting in accordance with the Management’s judgment and whenever it is expected that the investment will cause a material improvement in the demonstration of the compensatory effect over the variations of the hedge items. Currently, the Company has derivatives designated for hedge accounting of cash flow disclosed in Explanatory Note 20.3 to the 2019  Financial Statements.

10.6 Relevant Items Not Evidenced in the Financial Statements

a)           The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

In the fiscal year ended on December 31, 2019, there were no relevant items not evidenced in the Company’s financial statements.

b)           Other items not evidenced in the financial statements

In the fiscal year ended on December 31, 2019, there were no relevant items not evidenced in the Company’s financial statements.

10.7 Comments on Items Not Evidenced in the Financial Statements

a)   How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2019.

b)   The type and purpose of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2019.

c)    The type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2019

10.8 Business Plan

a)                                       Investments

i. quantitative and qualitative description of ongoing investments and planned investments

The Company’s business plan is built based on the following strategic objectives: (i) seeking continuous improvements in productivity and competitiveness in the current operation, with a focus on operational efficiency and cost leadership; (ii) diversifying the raw material profile, increasing exposure to gas and maintaining asset flexibility; (iii) expanding the global footprint outside Brazil, with scale gains in PE and PP, reinforcing our leadership in the Americas; and (iv) strengthening Braskem's image and reputation with stakeholders, society and investors, through advances in compliance, sustainability, innovation and people management.

In line with such objectives, the Company disbursed BRL 2,776 million in investments during the fiscal year ended on December 31, 2019.

2019 Operational Investments:

The investment made was BRL 1,873 million, 17,4% below the forecast, due to the Company's capital optimization strategy and cancellation/postponement of projects. In dollars, disbursement was 22.5% below the estimate, which is explained by the depreciation of the real in view of the foreign exchange prospects for year 2019. The largest investments were made at the scheduled shutdowns at the Bahia petrochemical plant, in Brazil, and at the La Porte plant, in the United States.

2019 Strategic Investments:

Investment in strategic projects totaled BRL 903 million, 13.7% below the forecast when measured in Brazilian Reais. The funds were directed to the projects of: (i) construction of the new PP plant in the United States, which amounted to BRL 678 million (USD 173 million), representing 75.1% of the total invested in strategic projects; (ii) electrical infrastructure upgrade at the Neal plant in the United States; (iii) modernization of the electrical system at the ABC petrochemical complex; and (iv) resumption of chlorine soda production in Maceió, through the acquisition of sea salt.

2020 Investments

The estimated investment to be made throughout 2020 by Braskem is BRL 3,010 million (USD 721 million). Braskem Idesa is expected to invest BRL 94 million (USD 22 million) throughout 2020 in projects related to operational efficiency, such as the ethane import, maintenance, productivity and HSE project.

ii. sources of investment financing

The Company tries to follow its investment plan, preferably with credit facilities contracted with national and international government agencies (including funding financial institutions, such as those described in item 10.1(f) of this Management Proposal), since these agencies, in general, offer less burdensome conditions for the Company. Investments not eligible for such funding sources shall be funded by: (i) cash flow from the Company's operating activities; or (ii) other sources such as loans and financing (such as those described in all of the other subitems of item 10.1(f) of this management proposal).

iii. material divestments in progress and planned divestments

There are no current and/or planned material divestments processes.

b)           provided it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

c)           new products and services

i. description of research in progress already disclosed and (iii) projects under development already disclosed

In the fiscal year ended on December 31, 2019, the Innovation and Technology portfolio contemplated 258 projects for the development of new products and processes.

A relevant part of the pipeline amount is represented by long-term projects and greater technological complexity, divided into programs for the development of new technologies, creation of new product families and conquer new markets.

The importance of innovation program in Braskem and its pipeline is also reflected in the result of launching new Polyolefins products in all regions where approximately 16% of the consolidated sales volume are from products launched in the past five years. In 2019, 21 new resin grades were added to its portfolio, among which the following stand out:

▪       The launch of PP RF70 is Braskem's new solution for use in multi-layered stretch film, providing an excellent balance of properties with benefits for the entire value chain. This RF 70 resin can be used in conventional polypropylene films, providing better sealing behavior in the final application and excellent optical properties.

▪       Evolution of the HDPE portfolio to better serve the agrochemicals market, with the launch of several resins with greater chemical resistance that are transformed by extrusion-blowing. For example, HD4507UV resin for large 1000-liter containers called IBC (Intermediate Bulk Container), HS5103 for 200-liter drums and Rigeo GF4950HS and Rigeo HD1053H resins for 5, 10 and 20-liter jerricans.

▪       A new product family called Medcol was launched during the K Fair, an event that took place in Dusseldorf, Germany. Medcol grades have been developed and are produced with the highest quality standards to meet the healthcare segment in Europe. Products launched are Medcol V4020, V4080, V4081 and V1070.

During the year, some of the achievements of the Innovation & Technology area also stand out:

▪       34 new patent applications and 152 extensions were made. Currently, the Company has 652 active documents, of which 282 have patents granted;

▪       As for assets dedicated to research and development, the following stand out:

o       Investments in excess of BRL 8 million in the Technology and Innovation Center (CTI) in Triunfo, State of Rio Grande do Sul (RS), BRL 2.9 million in the Pittsburgh CTI (USA) with the objective of automating laboratories, aiming not only to increase productivity, but also access to new technologies. Robotic systems were installed to increase the efficiency and accuracy of the results and automated systems were installed in equipment to determine density, whose main benefits are the reduction of ergonomic risks and increased productivity;

o      The Eagle Project launched a new laboratory information management system called LIMS - Laboratory Information Management System. The new system also includes the use of an electronic notebook called ELN - Electronic Lab Notebook, which allows the recording of research and innovations carried out. Members of all Braskem's I&T and Technical Service laboratories, including Germany, United States, Mexico and Brazil, participated in the project, as well as members of the IT, Supplies, Legal and Digital areas;

▪       Support to 513 Clients in our technology center in Triunfo (Brazil), with more than 50 thousand analyzes. In Pittsburgh (USA), 16 thousand analyzes were performed for 57 Customers in Pittsburgh (USA);

▪       Advances in research on renewables in Campinas, focusing on proof of concept of fermentative routes for the production of solvents and plastics of green origin, in order to replace the petrochemicals used today. In addition, there was also, in Denmark, the operation of a scale plant to demonstrate a catalytic route for the production of PET monomers from sugar. These projects are closely related to the circular economy proposal at the beginning of the value and sustainability chain, seeking to develop products that contribute to capture CO2 and reduce the dependence on fossil raw materials;

▪       The construction of the new building of more than 4 thousand m² in Triunfo/RS is underway, being that the civil and metallic infrastructure is ready. The investment of approximately BRL 50 million in Braskem's Technology and Innovation Center will receive new equipment and laboratories in which technologies will be developed and tested for the manufacture of thermoplastic resins worldwide. The work is an incentive for innovation: the use of plastic materials in construction has been identified.  These are solutions that take into account the economy, durability, resistance and versatility of the materials;

▪       Start of construction in Pittsburgh (USA) of 9 new catalysis laboratories. The construction will be completed in the second quarter of 2020 with a built area of 640 m².  The total cost of construction is projected at USD 10 MM. These new laboratories will support research focused on both the chemical and polyolefin businesses. They will have labs for the development of catalysis, chemicals, specialties, polyethylene, polymer science and will support the analytical team; and

▪       The evaluation of possible business models and technologies for additive manufacturing was completed, and we created a new business whose mission is to generate new revenue through the supply of materials ready for 3D printing in the form of filaments and powders. We have advanced in the development of five new products based on PP, PVC, bio-based PE and bio-based EVA, to meet the demand for polyolefin and vinyl products for 3D printing via Fused Filament Manufacturing (FFM) and Selective Sintering Laser (SLS) processes.

(ii) total amounts spent on research for the development of new products or services and (iv) total amounts spent for the development of new products or services

In the last three fiscal years, the total amount spent by the Company was the following:

Fiscal year ended on
	12/31/2019	12/31/2018	12/31/2017
Expenses with R&D	BRL 248 million	BRL 200 million	BRL 167 million
Investment in R&D	BRL 68 million	BRL 44 million	BRL 23.1 million
TOTAL	BRL 244 million	BRL 244 million	BRL 190.1 million

10.9 Other Relevant Influence Factors

Not applicable.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Appointment of candidates by Odebrecht and Petrobras to fill the positions of full and alternate members of the Company’s Board of Directors and Fiscal Council, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATES TO THE BOARD OF DIRECTORS

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	December 04, 1949	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
299.637.297-20	Engineer	Chairman of the Board of Directors	May 29, 2020	Yes	3
No other positions or duties performed in the Company.					100%
ANDRÉ AMARO DA SILVEIRA	July 18, 1963	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
520.609.346-72	Civil Engineer	Board of Directors (Alternate)	May 29, 2020	Yes	79
Part of the Personnel and Organization Committee of the Company, as full member.				0%

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
JOÃO COX NETO	May 02, 1963	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
239.577.781-15	Economist	Vice-Chairman of the Board of Directors (Effective Member)	May 29, 2020	No	79
Part of the Compliance Committee of the Company, as full member (coordinator).					94.9%
MARIA ISABEL DE FARIA PEREZ	October 19, 1981	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
095.598.217-09	Attorney	Board of Directors (Alternate)	May 29, 2020	No	0
No other positions or duties performed in the Company.					0%
JOÃO PINHEIRO NOGUEIRA BATISTA	August 13, 1956	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
546.600.417-00	Economist	Board of Directors (Effective)	May 29, 2020	Yes	26
Part of the Finance and Investment Committee of the Company, as full member (Coordinator).					100%
MARCELO MANCINI STELLA	January 11, 1963	Belongs only to the Board of Directors	May 29,, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
110.902.258-14	Production Engineer	Board of Directors (Alternate)	May 29, 2020	Yes	79
No other positions or offices held at the Company.					0%
DANIEL PEREIRA DE ALBUQUERQUE ENNES	January 18, 1980	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
086.809.277-08	Economist and Attorney	Board of Directors (Alternate)	May 29,, 2020	No	0
No other positions or offices held at the Company.				0%

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
ROBERTO FALDINI	September 6, 1948	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
070.206.438-68	Business administrator	Board of Directors (Effective)	May 29, 2020	Yes	26
Part of the Personnel and Organization Committee of the Company, as full member.				100%
ROBERTO LOPES PONTES SIMÕES	November 10, 1956	Belongs to the Board of Directors and the Management	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
141.330.245-91	Mechanical Engineer	Other Directors / Officers - Board of Directors (effective)	May 29, 2020	Yes	23
Part of the Company’s Management as Chief Executive Officer and of the Strategy & Communication Committee as full member (Coordinator).					100%
JOSÉ MARCELO LIMA PONTES	March 31, 1947	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
016.121.743-53	Journalist	Board of Directors (Alternate)	May 29, 2020	Yes	3
No other positions or duties performed in the Company.					100%
ROGÉRIO BAUTISTA DA NOVA MOREIRA	June 11, 1976	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
889.539.205-15	Attorney	Board of Directors (Effective)	May 29, 2020	Yes	8
Part of the Company’s Strategy and Communication Committee, as full member.					100%
GESNER JOSÉ DE OLIVEIRA FILHO	May 17, 1956	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
013.784.028-47	Economist	Independent Board of Directors (Effective)	May 29, 2020	Yes	61
Part of the Compliance Committee of the Company, as full member.					97.6%
MARCELO ROSSINI DE OLIVEIRA	August 21, 1978	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
786.634.075-72	Economist	Board of Directors (Alternate)	May 29, 2020	Yes	26
Part of the Finance and Investment Committee of the Company, as full member.					0%

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
PEDRO OLIVA MARCILIO DE SOUSA	March 1, 1973	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
726.224.745-04	Attorney	Independent Board of Directors (Effective)	May 29, 2020	Yes	61
Part of the Compliance Committee of the Company, as full member.					90.2%
LAURO MARCOS MUNIZ BARRETTO COTTA	October 21, 1952	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
495.608.167-72	Civil Engineer	Board of Directors (Effective)	May 29, 2020	No	0
No other positions or duties performed in the Company.				0%
JULIO SOARES DE MOURA NETO	March 20, 1943	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
033.409.377-53	Brazilian Navy Officer	Independent Board of Directors (Effective)	May 29, 2020	No	26
Part of the Compliance Committee of the Company, as full member.				96.2%
ANDREA DA MOTTA CHAMMA	September 10, 1965	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
125.668.815-55	Business Administrator	Board of Directors (Effective)	May 29 , 2020	No	0
No other positions or duties performed in the Company.					0%
GUILHERME SIMÕES DE ABREU	September 26, 1951	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
065.800.095-00	Business Administrator	Board of Directors (Alternate)	May 29 , 2020	Yes	0
No other positions or duties performed in the Company.					0%
GUILHERME DUARTE ABUD	March 12, 1983	Belongs only to the Board of Directors	May 29, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
312.584.388-01	Attorney	Board of Directors (Alternate)	May 29, 2020	Yes	0
No other positions or duties performed in the Company.					0%

CANDIDATES TO THE FISCAL COUNCIL

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
ISMAEL CAMPOS DE ABREU	August 14, 1955	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 18th term of office
075.434.415-00	Accountant	C.F. (Effective) Elected by Controller	May 29, 2020	Yes	13
No other positions or duties performed in the Company.					100%
GILBERTO BRAGA	October 8, 1960	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 4th term of office
595.468.247-04	Economist	C.F. (Effective) Elected by Controller	May 29, 2020	Yes	13
No other positions or duties performed in the Company.				92%
CARLOS ALBERTO RECHELO NETO	May 06, 1978	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 3rd term of office
262.997.388-39	Engineer	C.F. (Effective) Elected by Common Shareholders	May 29, 2020	No	13
No other positions or duties performed in the Company.				100%
IVAN SILVA DUARTE	October 11, 1973	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 5th term of office
611.242.065-15	Accountant	C.F. (Alternate) Elected by Controller	May 29, 2020	Yes	13
No other positions or duties performed in the Company					0%
AMÓS DA SILVA CANCIO	August 30, 1972	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 1st term of office
991.201.867-20	Accountant	C.F. (Effective) Elected by Common Shareholders	May 29, 2020	No	0
No other positions or duties performed in the Company.				0%
HERBERT LUIZ DE ARAÚJO GUIMARÃES	September 25, 1978	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 1st term of office
080.503.857-44	Production Engineer	C.F. (Alternate) Elected by Common Shareholders	May 29, 2020	No	0
No other positions or duties performed in the Company.				0%

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
TATIANA MACEDO COSTA REGO TOURINHO	April 28, 1978	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 3rd term of office
951.929.135-00	Business Administrator	C.F. (Alternate) Elected by Controller	May 29, 2020	Yes	13
No other positions or duties performed in the Company.				0%
RAFAEL MENEZES PERES	January 23, 1982	Fiscal Council	May 29, 2020	1 YEAR	Appointment for the 1st term of office
094.006.847-89	Accountant	C.F. (Alternate) Elected by Common Shareholders	May 29, 2020	No	0
No other positions or duties performed in the Company				0%

Professional experience / Declaration of possible convictions / Independence Criteria

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA - 299.637.297-20

Mr. José Mauro Mettrau Carneiro da Cunha is appointed as full member and Chairman of the Company’s Board of Directors by shareholder Odebrecht S.A. José Mauro is a member of the Board of Directors of Odebrecht S.A., since October 2019, and Oi S.A., since September 2018, having previously acted as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as an employee of BNDES, exercising several duties and occupying several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) Effective member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., on September 2015); (ii) Effective Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim CEO of Oi S.A., on 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), also acting as Alternate Member of the Board of Directors on 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., previously named Calais Participações S.A. (from 2007 to December 2016); (v) Effective Member of the Board of Directors of Log-In Logístia Intermodal S.A. (from 2007 to 2011); (vi) Effective Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Effective Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Effective Member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo [Espírito Santo State Bank] (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro is a mechanic engineering graduated from Universidade Católica de Petrópolis [Petrópolis Catholic University], Rio de Janeiro, on 1971. He concluded the Executive Program in Management at Anderson School, University of California, on December 2002.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. José Mauro states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro da Silveira is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. Amaro was a member of the Odebrecht Organization from 1988 until 2018. He is currently an full member of the Board of Directors of companies Ocyan and Odebrecht Transport and their respective Compliance Committees, and also an full member of the Board of Directors of Santo Antonio Energia S.A. He started his career in heavy infrastructure works and led Odebrecht’s investment in public utility Grant programs in Brazil, Argentina and Portugal. During this period, he was also Officer of Project Financing and Export at Construtora Norberto Odebrecht, Vice-President of Planning and Personnel at Braskem, Personnel Officer at Odebrecht S.A., President of Odebrecht Properties and Odebrecht Defesa e Tecnologia. He was an full member of the Board of Directors of Odebrecht Engenharia e Construção, Atvos and OR, where he coordinated their respective Compliance Committees, in addition to being part of the Personnel Committees. Graduated in Civil Engineering from Unversidade Federal de Minas Gerais [Federal University of Minas Gerais], he holds a Master’s degree in Business Administration from IMD.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. André Amaro states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JOÃO COX NETO - 239.577.781-15

Mr. João Cox Neto is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is the chairman of the Board of Directors of Vivara Participações S.A and a director of Embraer S.A., Linx S.A. and Qualicorp Participações S.A. A founding and managing partner at Cox Investimentos & Consultoria Ltda, from 2006 to 2010, he acted as vice-chairman of the Board of Directors and CEO of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as finance and investor relations vice-chairman of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004. He also served as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox Neto has served as a member of the boards of directors of certain companies in Brazil, Argentina, Holland and Israel. He served as a director of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) from and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox Neto holds a bachelor’s degree in economics from Universidade Federal da Bahia [Federal University of Bahia] and master’s degrees in economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. João Cox states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

MARIA ISABEL DE FARIA PEREZ – 095.598.217-09

Ms. Maria Isabel de Faria Perez is being appointed as alternate member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, she acts as General Manager in the area of Business Integration and Interest at Petrobras, having previously acted as its Legal Manager. Ms. Maria Isabel is a Law graduate by Universidade do Estado do Rio de Janeiro [Rio de Janeiro State University] (UERJ), with a postgraduate degree in Oil and Gas Exploitation and Production Business Management by Instituto Brasileiro de Petróleo [Brazilian Oil Institute] (IBP), a Business Acumen for the Energy Executive certification by McCombs School of Business University (University of Texas) and extension courses in Anticorruption Compliance for the Energy Sector (IBP) and in National and International Commercial Arbitration by IBMEC.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Maria Isabel states that she is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JOÃO PINHEIRO NOGUEIRA BATISTA - 546.600.417-00

Mr. João Pinheiro Nogueira Batista is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. João Nogueira is an economy graduate by PUC-RJ and holds an MBA in Economic Engineering by Universidade Gama Filho, Rio de Janeiro. He has acted for more than 10 years in Board of Directors in Brazilian and foreign companies. In the Odebrecht Group, he was an independent member of the Board of Directors of Odebrecht Engenharia e Construção starting June 2017 and Ocyan starting April 2018, where he remained until January 2019, and joined the Board of Directors of Odebrecht S.A. on November 2018. Currently, Mr. João Nogueira is the CEO of Evoltz Participações S.A. In his wide executive career developed in the public and private sectors, he was the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, also occupying offices in companies like Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira is a director in two third-sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. João Nogueira states that he is not a politically exposed person, under CVM Ruling 301/99.

MARCELO MANCINI STELLA - 110.902.258-14

Mr. Marcelo Mancini Stella is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. He has served as the Vice-President in charge of marketing Ethanol, Sugar and Energy and for the Planning, Logistics, Supply and Development at Atvos since 2010. Previously, he occupied several positions at Braskem from 2002 to 2010, leading the business offices of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo [Polytechnic School of the University of São Paulo] and an MBA from FIA-USP. He also participated in the INSEAD Finance Program and the Marketing Program at Cranfield University.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Marcelo Mancini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

DANIEL PEREIRA DE ALBUQUERQUE ENNES – 086.809.277-08

Mr. Daniel Pereira de Alburquerque Ennes is being appointed as alternate member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, he is an full member of the Board of Directors of Liquigás Distribuidora S.A. and Structured Bank Financing Relations Manager at Petrobras. Previously, he was the Coordinator of Banking Market, Coordinator of Domestic Capital Market and Coordinator of the Export Credit Agency at Petrobras. Mr. Daniel Pereira is an Economy graduate by Universidade Federal do Rio de Janeiro [Federal University of Rio de Janeiro] (UFRJ), has a bachelor’s degree in Law by Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economy by Universidade Federal do Rio de Janeiro (UFRJ).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Daniel Pereira states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ROBERTO FALDINI - 070.206.438-68

Mr. Roberto Faldini is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Graduated in Business Administration by Getúlio Vargas Foundation (1972), he holds the following specializations: (i) Advance Management by Dom Cabral Foundation and INSEAD (1991); (Ii) Entrepreneurship by Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). Mr. Faldini is president and partner of Faldini Estratégia Empresarial and CEO of MBF, Administração e Serviços. Currently, he is the Chairman of the Board of Directors of Metalúrgica Golin SA and a director of the Boards of Vulcabrás/Azaleia, Marfrig General Foods, Grupo CHP (Celulose Irani and Cia. Habitasul) and Odebrecht S.A. He is a volunteer member of the Board of Trustees of the Dorina Nowill Foundation for the Blind and the Crespi Prado Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is a guest professor at Dom Cabral Foundation and an arbitrator of CAM - Market Arbitration Chamber of B3. He participated, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them B3 S.A. – Brasil, Bolsa, Balcão (“B3 S.A.”), Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet and Sadia/BRF. Mr. Faldini is a co-founder of IBCG - Brazilian Institute for Corporate Governance in 1995, currently still active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives, and FBN - Family Business Network. For more than 20 years he was CEO, shareholder and member of the Board of Directors of Metal Leve S.A., and he held the position of CVM President in 1992. He was the coordinator in the State of São Paulo, of the Family Business Core - PDA, of Dom Cabral Foundation, for 5 years (from 2002 to 2007).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Roberto Faldini states that he is not a politically exposed person. Mr. Roberto Faldini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ROBERTO LOPES PONTES SIMÕES - 141.330.245-91

Mr. Roberto Lopes Pontes Simões is the current CEO of Braskem and is being appointed as effective Member of the Board of Directors of the Company by shareholder Odebrecht S.A. Mr. Roberto Simões acted in Boards of Directors as Chairman or director in large companies, such as: Odebrecht Engenharia e Construção, Consorcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He was CEO of Ocyan S.A. (2012-2019), Odebrecht Defesa e Tecnologia (2010-2012), President of Santo Antônio Energia (2008-2010) and Executive Vice-President of Braskem (2004-2008). From 2000 to 2004, he held the position of COO and CEO of iG-Internet Group. He was the President of Opportrans Concessão Metroviária - Metro Rio, from 1999 to 2000. His career at Odebrecht Organization started in 1994, as Contract Officer at Tenenge and CNO, until 1999. He graduated in Mechanical Engineering from Universidade Federal da Bahia in 1978. He also attended the Petrochemical Projects and Maintenance Engineering Course - Cemant (a cooperation between Petrobras and UFBA). He is a member of Assembleia de Obras Sociais de Irmã Dulce [Charitable Works Foundation of Sister Dulce].

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Roberto Simões states that he is not a politically exposed person, under CVM Ruling 301/99.

JOSÉ MARCELO LIMA PONTES - 016.121.743-53

Mr. José Marcelo Lima Pontes is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. José Marcelo is a professional journalist, with 34 years of experience in some of the main media vehicles in the country (including Jornal do Brasil, O Globo and Veja) and 22 years of experience in corporate communication, including seven at Odebrecht.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. José Marcelo states that he is not a politically exposed person, under CVM Ruling 01/99, and does not hold a position in a third-sector organization.

ROGÉRIO BAUTISTA DA NOVA MOREIRA - 889.539.205-15

Mr. Rogério Bautista da Nova Moreira is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. Rogério Bautista is currently Director of OR Empreendimentos Imobiliários S.A. and Lagoa da Barra S.A.; and legal officer of Odebrecht S.A. Previously, he worked as Director at Santo Antonio Energia S.A. and Odebrecht Comercializadora de Energia S.A., between 2014 and 2015. He also worked as legal officer of OR Empreendimentos Imobiliários S.A., between 2016 and 2019, and of Odebrecht Energia S.A., between 2012 and 2016, and as attorney for Odebrecht Energia S.A., between 2008 and 2012, for Braskem S.A., between 2002 and 2008, and for law firm Veirano Advogados, between 2000 and 2001; and for Deloitte, between 1999 and 2000. Mr. Rogéiro Bautista graduated in Law at Universidade Católica de Salvador [Catholic University of Salvador] in 1999, he has a specialization in Tax Law from Instituto Brasileiro de Direito Tributário [Brazilian Tax Law Institute] and a MBA in business management by Getúlio Vargas Foundation.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Rogério Bautista states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GESNER JOSÉ DE OLIVEIRA FILHO – 013.784.028-47

Mr. Gesner José de Oliveira Filho is being appointed as full member of the Board of Directors of the Company by shareholder Odebrecht S.A. Mr. Gesner Oliveira is an independent director certified by the Brazilian Institute for Corporate Governance - IBGC. In addition to being a Director at Braskem, he is also a member of the Boards of Directors and Coordinator of the Audit Committee at TIM BRASIL; Chairman of the Board of Directors of Estre Ambiental, Director of Iguá Saneamento and Instituto Iguá de Sustentabilidade, member of the Advisory Board of ETCO, member of the Advisory Board of CIEE and member of the Self-Regulation Board of FEBRABAN. His experience in Board of Directors includes public and private companies, such as SABESP, CESP, Nossa Caixa, VARIG and USIMINAS. He is partner at GO Associados, a Professor of EAESP / FGV, Coordinator of the Infrastructure Economy & Environmental Solutions Group at FGV. Between 2007 and 2011, he was the President of Sabesp – São Paulo State Sanitation Company. He has also acted as Advisor in a project for the World Bank regarding the institutional analysis of a sanitation company in Dhaka, Bangladesh, 2012. Mr. Gesner Oliveira is graduated in Economics from School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas [Campinas State University] (UNICAMP) and Ph.D. in Economics from University of California, Berkeley.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Gesner de Oliveira is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Gesner de Oliveira states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

MARCELO ROSSINI DE OLIVEIRA - 786.634.075-72

Mr. Marcelo Rossini de Oliveira is being appointed as alternate member of the Board of Directors of the Company by shareholder Odebrecht S.A. He is currently the Treasury and IR Officer of Odebrecht S.A. From 2005 to 2018, he acted as financial analyst, Manager of Capital Market and Operation Structure, Treasury Manager of Braskem S.A. Previously, he acted as Senior Auditor and Financial Analyst at Deloitte – Auditores e Consultores.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Marcelo Rossini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

PEDRO OLIVA MARCILIO DE SOUSA - 726.224.745-04

Mr. Pedro Oliva Marcilio de Sousa is being appointed as full member of the Board of Directors of the Company by shareholder Odebrecht S.A. Currently, he is a member of the Board of Directors of Klabin S.A. He is a founder and officer at CRD Capital Administração de Recursos Ltda. He was a member of the Audit Committee of B3 S.A. (2012-2017) and of the Audit Committee of Companhia Brasileira de Distribuição (Grupo Pão de Açúcar) (2013-2017). In such period, he was also an Officer at BR Partners Group.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; (c) adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Pedro Marcilio is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Pedro Marcílio states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GUILHERME DUARTE ABUD - 312.584.388-01

Mr. Guilherme Abud is being appointed as alternate member of the Board of Directors of the Company by shareholder Odebrecht S.A. Currently he is an attorney of Odebrecht S.A. Previously, he held the position of Legal and Corporate Governance Officer of Enseada Industria Naval S.A (between 2012 and 2019), as an attorney of Construtora Norberto Odebrecht S.A. (between 2008 and 2012) and as an attorney of Machado Meyer Advogados’ law firm (between 2002 and 2008). Mr. Abud holds a Law degree from Pontíficia Universidade Católica de São Paulo (obtained in 2006), and holds an LLM in Corporate Law from Insper São Paulo (obtained in 2008).  The Director declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Guilherme Abud also states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

LAURO MARCOS MUNIZ BARRETO COTTA – 495.608.167-72

Mr. Lauro Marcos Muniz Barreto Cotta is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is a senior executive professional, with comprehensive experience in High Management of companies in Brazil and abroad. He acted during 14 years as CEO of SHV Energy in Brazil, being acknowledged as a visionary leader; also acting as director of SHV Energy, advisor to the Executive Committee of SHV Holdings, member of the Advisory Board of Makro Atacadista, and member of the Board of Directors of Instituto Brasileiro de Petróleo [Brazilian Oil Institute] (IBP). Mr. Lauro Cotta is an Engineer, with a postgraduate degree in Business Administration and certification from the Executive Program of Kellogg School of Management and the IMD Business School.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Lauro Cotta states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JULIO SOARES DE MOURA NETO - 033.409.377-53

Mr. Julio Soares de Moura Neto is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Julio is Fleet Admiral, Bachelor in Naval Sciences by the Navy School, Master in Naval Sciences by the Navy War School (Military Command and Staff Course), Doctor in Naval Sciences by the Navy War School (Maritime Politics and Strategy Course), and also attending the Higher Education Navy War Course of the Higher Navy War Institute in Portugal. Extra-marine experience in the Strategic Advisory Board of EZUTE-SP Foundation, the Advisory Board of Cia Brasileira de Cartuchos (CBC-SP) and the Advisory Board of the National Union of Defense Materials Industries (SIMDE -SP).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Julio Soares de Moura Neto is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Julio Soares states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GUILHERME SIMÕES DE ABREU – 065.800.095-00

Mr. Guilherme Simões de Abreu is being appointed as Alternate Member of the Board of Directors of the Company by shareholder Odebrecht S.A. He currently occupies the office of Responsible Person for Personnel, Communication and Organization of Odebrecht S.A., since January 2020. From June 2018 to December 2019, he occupied the office of Executive Secretary of the Board of Directors of Odebrecht S.A. From 2013 to March 2017, he was Odebrecht S.A.’s Personnel and Organization Manager.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Guilherme Simões states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ANDREA DA MOTTA CHAMMA – 125.668.815-55

Ms. Andrea da Motta Chamma is appointed as a member of the Board of Directors of the Company by indication of Petróleo Brasileiro SA - Petrobras. She is currently an full member of the Board of Directors and leader of the Personnel Committee of the Fleury Group and Advisor and member of the Advisory Board in startups Fintechs/Blockchain by 3C Advisors. Previously, she acted as Vice-Chairwoman and Head of Equity Sales of Bank of America Merrill Lynch, and Officer of brokerage and equity sales at ABN Amro. Ms. Andrea Chamma is graduated in Business Administration by the Getúlio Vargas Foundation (FGV) and attended specialization courses in management at the universities of Harvard and Columbia.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. In addition, Ms. Andrea Chamma is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Ms. Andrea Chamma states that she is not a politically exposed person, under CVM Ruling 301/99.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael Campos de Abreu is being appointed as full member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Ismael Abreu acted as Officer of Kieppe Participações e Administração Ltda. until May 2017. Between 1995 and March 2011, he worked as a controller of Odebrecht S.A., a company that indirectly holds interest higher than 5% of a same kind or class of securities of the Company. Between 1978 and 1985, he acted as Manager of the tax consulting division of PricewaterhouseCoopers. Between 1986 and 1988, he acted as controller of Corrêa Ribeiro S.A. Comércio e Indústria. Between 1989 and 1991, he acted as Manager of the consulting area of Arthur Andersen (audit and accounting sector) and between 1992 and 1995 as partner at Performance Auditoria e Consultoria. He was a member of the Fiscal Council of Petroflex Indústria e Comércio S.A. (petrochemical sector) until the sale of the interest held by the Company at Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Council at Companhia Petroquímica do Sul – Copesul (petrochemical sector). Mr. Ismael Abreu holds a degree in Accounting from Visconde de Cairú Foundation and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento [Interamerican Development Center].

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ismael Abreu states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GILBERTO BRAGA - 595.468.247-04

Mr. Gilberto Braga is being appointed as full member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Gilberto Braga is a business advisory, legal expert, director, member of the fiscal council and audit committee, founding partner and officer of company 2B – Treinamento, Consultoria e Participações Ltda, in addition to acting as member of the fiscal council, board of directors and audit committee of publicly-held companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, he is an undergraduate and post-graduate professor at Dom Cabral Foundation, IBMEC, UFF and FGV, a commentator at Rádio CBN, FM 94 in Rio de Janeiro and a columnist for newspaper O Dia. He holds degrees in Economics from UCAM Ipanema and Accounting from UGF, a postgraduate degree from IAG-PUC Rio in Financial Administration and a MBA in Administration (Finance and Capital Markets) by IBMEC- Rio. Member of IBGC.

Mr. Gilberto Braga hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity, except for the Sanctioning Administrative Proceeding  nº. PT1201558576 before BACEN, which disqualified him to hold senior management positions in institutions within the scope of supervision of BACEN for 5 years, which final administrative decision was suspended by an injunction granted by Judiciary and still pending judgment. Mr. Gilberto Braga states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

CARLOS ALBERTO RECHELO NETO - 262.997.388-39

Mr. Carlos Alberto Rechelo Neto is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Carlos Rechelo joined Petrobras in 2007, starting his career in the risk management for Gas & Energy assets and business. As Executive Manager for nearly 3 years, he led the process of structuring Petrobras’ corporate risk management and coordinated, as leader of the Governance team, corporate efforts to adjust internal politics and procedures to Law 13,303/2016, which allowed Petrobras to obtain the maximum degree in the Governance Highlight certification process by B3. Rechelo is currently CFO of Transportadora Brasileira Gasoduto BolíviaBrasil S.A. and Officer of Petrobras Europe Limited (trading company of Petrobras in London). With a degree in engineering, he has specialization in Portfolio Management by Wharton, master’s degree in Energy by USP (partially attended at Ecole Nationale Supérieure du Pétrole et des Moteurs – Institut Français du Pétrole), MBA in Finance by UFRJ and International Certification FRM by GARP.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Carlos Rechelo states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Ivan Silva Duarte is being appointed as alternate member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Ivan Silva Duarte is officer of Kieppe Participações e Administração Ltda. since January 2016, which is part of the same economic group of the issuing company and indirectly holds interest higher than 5% of the capital stock. Previously, Mr. Ivan acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes, until 2008. Between 2008 and 2015, Mr. Ivan was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Odebrecht Group, which operates in the Agricultural and Food and Beverage sectors. Mr. Duarte has a degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Fundação Getulio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ivan Silva Duarte states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

AMÓS DA SILVA CANCIO – 991.201.867-20

Mr. Amós da Silva Cancio is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, he is a General Manager of Accounting of the Controller, Subsidiaries and Consolidated Assets of Petrobras, having previously acted as Planning and Accounting Guidance Manager. Mr. Amós Cancio is graduated in Accounting Sciences by Universidade Federal Fluminense [Federal University of the State of Rio de Janeiro] (UFF), and holds an MBA in Economic and Financial Engineering and Master’s degree in Production Engineering (emphasis in Corporate Strategy, Management and Finance) by the same institution, in addition to a Post-Graduate degree in Oil and Gas Exploitation and Production Business Management by Instituto Brasileiro de Petróleo e Gás (IBP) and professional certification as North-American Public Accountant (CPA).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Amós Cancio states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

HERBERT LUIZ DE ARAUJO GUIMARÃES - 080.503.857-44

Mr. Herbert Luiz de Araújo Guimarães is being appointed as alternate member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the Coordinator of the Financial Analysis and Insurance, having previous experience as Financial Officer of Petrobras Paraguay Distribución Limited (UK) and member of the Fiscal Council of company BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. Mr. Herbert Guimarães is graduated in Production Engineer by Universidade Federal Fluminense (UFF) and holds a MBA in Finance (emphasis in risk management) by Universidade Federal do Rio de Janeiro (UFRJ).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Herbert Guimarães states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

TATIANA MACEDO COSTA REGO TOURINHO - 951.929.135-00

Ms. Tatiana Macedo Costa Rego Tourinho is being appointed as alternate member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Ms. Tatiana is currently responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana Tourinho acted as Responsible Person for the Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Tatiana Tourinho worked in the tax department of VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked for 2 years at Arthur Andersen. Ms. Tatiana Tourinho holds a Public and Private Business Administration degree from Universidade Federal da Bahia and an MBA in Management from IBMEC. . Ms. Tatiana does not occupy an administration position in any third sector organization.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Tatiana Tourinho states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

RAFAEL MENEZES PERES – 094.006.847-89

Mr. Rafael Menezes Peres is being appointed as alternate member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently a Manager in the area of Tax Appraisal for Business, with previous experience in the Tax area of Petrobras and as a member of the Fiscal Council of companies Termobahia S.A. and Gasbrasiliano S.A. Mr. Rafael Menezes Peres i graduated in Accounting Science by Faculdade Moraes Junior and holds a Post-Graduate degree from IBMEC.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Rafael Peres states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, find below the data related to the current composition of the Company’s Committees, it being appropriate to emphasize that the curriculum vitae of the members of the Committees listed below are in item 12.5 above, regarding the qualification of those appointed to be part of the Board of Directors of the Company.

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of Office
Individual Taxpayers’ Register (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of Consecutive Terms of Office	Meetings attendance percentage
Other positions/duties exercised at the issuer
ANDRÉ AMARO DA SILVEIRA	Other Committees	-	Others	July 18, 1963	April 30, 2018	2 years
520.609.346-72	PERSONNEL AND ORGANIZATION COMMITTEE	Civil Engineer	Member of the Committee (Effective)	April 30, 2018	1	75%
Member of the Company’s Board of Directors, as alternate.
PEDRO OLIVA MARCILIO DE SOUSA	Other Committees	-	Others	March 1, 1973	April 30, 2018	2 years
726.224.745-04	COMPLIANCE COMMITTEE	Attorney	Member of the Committee (Effective)	April 30, 2018	2	100%
Member of the Company’s Board of Directors, as effective.
JOÃO COX NETO	Other Committees	-	Others	May 02, 1963	April 30, 2018	2 years
239.577.781-15	COMPLIANCE COMMITTEE	Economist	Member and Coordinator of the Committee (Effective)	April 30, 2018	3	100%
Member of the Company’s Board of Directors, as effective.
GESNER JOSÉ DE OLIVEIRA FILHO	Other Committees	-	Others	May 17, 1956	April 30, 2018	2 years
013.784.028-47	COMPLIANCE COMMITTEE	Economist	Member of the Committee (Effective)	April 30, 2018	3	100%
Member of the Company’s Board of Directors, as effective.

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of Office
Individual Taxpayers’ Register (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of Consecutive Terms of Office	Meetings attendance percentage
Other positions/duties exercised at the issuer
JOÃO PINHEIRO NOGUEIRA BATISTA	Other Committees	-	Others	August 13, 1956	April 17, 2019	2 years
546.600.417-00	FINANCE AND INVESTMENT COMMITTEE	Economist	Member and Coordinator of the Committee (Effective)	April 16, 2019	1	100%
Member of the Company’s Board of Directors, as effective.
JULIO SOARES DE MOURA NETO	Other Committees	-	Others	March 20, 1943	April 22, 2019	2 years
033.409.377-53	COMPLIANCE COMMITTEE	Fleet Admiral	Member of the Committee (Effective)	April 16, 2019	1	90%
Member of the Company’s Board of Directors, as effective.
MARCELO ROSSINI DE OLIVEIRA	Other Committees	-	Others	August 21, 1978	April 16, 2019	2 years
786.634.075-72	FINANCE AND INVESTMENT COMMITTEE	Economist	Member of the Committee (Effective)	June 12, 2018	1	66,7%
Member of the Company’s Board of Directors, as alternate.
ROBERTO FALDINI	Other Committees	-	Others	September 6, 1948	May 22, 2019	2 years
070.206.438-68	PERSONNEL AND ORGANIZATION COMMITTEE	Business Administrator	Member of the Committee (Effective)	May 22, 2019	1	75%
Member of the Company’s Board of Directors, as effective.
ROBERTO LOPES PONTES SIMÕES	Other Committees	-	Others	November 10, 1956	May 22, 2019	2 years
141.330.245-91	STRATEGY & COMMUNICATION COMMITTEE	Mechanical Engineer	Member of the Committee (Effective)	May 22, 2019	1	100%
Member of the Company’s Board of Directors, as effective.
ROGÉRIO BAUTISTA DA NOVA MOREIRA	Other Committees	-	Others	June 11, 1976	November 12, 2019	2 years
889.539.205-15	STRATEGY & COMMUNICATION COMMITTEE	Attorney	Member and Coordinator of the Committee (Effective)	November 12, 2019	1	100%
Member of the Company’s Board of Directors, as effective.

12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a) Company administrators.

There is no family relationship to be disclosed.

(b) (i) Company administrators; and (ii) administrators of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

(c) (i) Company administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

(d) (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between administrators and controlled companies, controlling companies and others

2019

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
GUILHERME DUARTE ABUD Alternate Member of the Board of Directors	312.584.388-01	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Abud is an in-house attorney of ODEBRECHT S.A.	05.144.757/0001-72
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Alberto was an Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Subordination	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENERGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. José Mauro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
MARCELO ROSSINI DE OLIVEIRA Alternate Member of the Board of Directors	786.634.075-72	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rossini is a Treasury and IR Officer of Odebrecht S.A.	05.144.757/0001-72
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. João Pinheiro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
ROBERTO FALDINI Effective Member of the Board of Directors	070.206.438-68	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Roberto Faldini is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
LAURO MARCOS MUNIZ BARRETO COTTA Effective Member of the Board of Directors	495.608.167-72	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A - PETROBRAS Mr. Lauro Marcos is an employee (Advisor to the Petrobras Presidency) of Petrobras	33.000.167/0001-01
JOÃO COX NETO Effective Member of the Board of Directors	239.577.781-15	Provision of services	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A - PETROBRAS Mr. João Cox is an full member of the Board of Directors of Petrobras	33.000.167/0001-01
ROGÉRIO BAUTISTA DA NOVA MOREIRA Effective Member of the Board of Directors	889.539.205-15	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rogério Bautista da Nova Moreira is the legal officer of Odebrecht S.A.	05.144.757/0001-72
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel is the General Manager of Refinery, Natural Gas and Energy of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of Petrobras

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
ROBERTO LOPES PONTES SIMÕES Effective Member of the Board of Directors and CEO Related Person Braskem Idesa S.AP.I Mr. Roberto Simões is an effective director of Braskem Idesa	141.330.245-91 N/A	Provision of Services	Indirectly Controlled Company

ROBERTO LOPES PONTES SIMÕES

Effective Member of the Board of Directors and CEO

Related Person

Braskem Idesa SERVICIOS, S.A. de C.V

O Sr. Roberto Simões é conselheiro titular da Braskem Idesa SERVICIOS, S.A. de C.V

	141.330.245-91 N/A	Provision of Services	Indirectly Controlled Company
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was executive secretary to the Board of Directors of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

2018

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Alberto was an Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Provision of services	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENRGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
MARCELO ROSSINI DE OLIVEIRA Alternate Member of the Board of Directors	786.634.075-72	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rossini is a Treasury and IR Officer of Odebrecht S.A.	05.144.757/0001-72
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. João Pinheiro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
ROBERTO FALDINI Effective Member of the Board of Directors	070.206.438-68	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Roberto Faldini is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós da Silva Cancio is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert Guimarães is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael Peres is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel Perez is the Legal Manager of Exploitation and Production of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of Petrobras.

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was a Manager of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

2017

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Rechelo was the coordinator of the Strategy and Finance area, of the portfolio management structuring process and oil hedge of Petrobras	33.000.167/0001-01
ISMAEL CAMPOS DE ABREU Effective Member of the Fiscal Council	075.434.415-00	Provision of Services	Indirect Controller

Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael Abreu was an Officer of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Provision of Services	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan Duarte is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENRGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós da Silva Cancio is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert Guimarães is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel Perez is the Legal Manager of Exploitation and Production of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of PetrobrasT

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was a Manager of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Proposal for the compensation of administrators, pursuant to article 12, item I, of CVM Ruling 481.

1.       Proposal for the Compensation of Administrators for 2020

Pursuant to the Compensation Policy approved by the Board of Directors, the Company’s proposal for global compensation of its statutory administrators is based on the items bellow, provided that items (ii) and (iii) are only applicable for statutory officers:

(i)     The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)    The economic and financial indicators agreed upon for the fiscal year in order to define the sharing of results related to the short-term variable compensation; and

(iii)   The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2020 Annual Program.

The annual amount proposed for the 2020 fiscal year of global fees (Company’s statutory officers and members of the board of directors) and respective charges, plus benefits, totalize eighty-three million, thirty-nine thousand, three hundred and eighty Reais and fifteen centavos (BRL 83,039,380.15), against eighty-three million, thirty-nine thousand, three hundred and eighty Reais and fifteen centavos (BRL 83,039,380.15) for the 2019 fiscal year.

The annual proposal follows the same amount for the 2019 fiscal year. This proposal is based on the alignment of the compensation strategy for the Board of Directors and Statutory Management with the market references.

Summary of the main variations of the values of the 2020 and 2019 proposals

Officers 7 statutory managers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2020	2019
Monthly and Short-Term Fees (ICP)	56,041	56,130
Long-Term Fees (ILP)	12,239[6]	12,194
Benefits	1,103	1,050
Charges	13,656	13,665
Total	83,039	83,039

Fiscal Council 5 members of the council and 5 alternates[7]
(BRL in thousands)
Discrimination	2020	2019
Fees	977	918
Charges	195	184
Total	1,172	1,102

2.       Amounts effectively realized in 2019 versus proposed amounts in 2109

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2019 Proposal	2019 Realized
Total	83,039	62,234

Fiscal Council 5 members of the council and 5 alternates
(BRL in thousands)
Discrimination	2019 Proposal	2019 Realized
Total	1,102	1,083

6        Only the Statutory Managers receive compensation based on the Company’s ILP

7        The alternate members of the Fiscal Council do not receive compensation for the exercise of their functions

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Proposal for the compensation of administrators, pursuant to information contained in item 13 of the Reference Form, pursuant to article 12, item II, of CVM Ruling 481.

13. Compensation of the Administrators

13.1. Describe the policy or practice adopted for compensation of the board of directors, statutory and non-statutory management, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a)          objectives of the compensation policy or practice

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its administrators based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice allows strengthening the alignment of the shareholders’ interests with those of the administrators to obtain and exceed the results on a short and long-term basis.

(b)         composition of the compensation

(i)           description of the compensation elements and their respective objectives

Board of Directors

The full members of the Board of Directors are compensated in a competitive manner and with fixed fees according to annual market surveys. There is no variable compensation (short and long term) and benefits for the exercise of the position of member of the Board of Directors, except any compensation that they may receive due to participation in Committees, which is also fixed. Such practice is assessed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Statutory and Non-Statutory Management

The members of the statutory and non-statutory management have a competitive compensation strategy, which is composed of the monthly compensation, short and long-term incentives and benefits. The entire compensation positioning takes into account the yearly benchmark market in all locations where Braskem is present and compares it with companies with good people management practices.

The benefits offered by the Company to all members are the same, such as: medical and dental assistance, meal vouchers, life insurance and private retirement plan.

The compensation of the Statutory Management is analyzed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Fiscal Council

The full members of the Fiscal Council are compensated with fixed fees and according to market survey. Such fees shall be the highest of: (i) the monthly fixed amount established at the Company’s Annual General Meeting that elects the Fiscal Council; or (ii) the minimum limit established in paragraph 3 of article 162 of the Corporations Law.

There is no variable compensation (short and long term) and benefits to this group.

Committees

Currently, the Company has 1 statutory committee, the Compliance Committee, of a permanent nature, composed of at least three (3) independent members of the Board of Directors appointed by the Board itself, pursuant to the Internal Regulations of said Committee, and three (3) Committees supporting the Board of Directors (all of which are non-statutory), namely: (ii) Finance and Investment Committee; (ii) Personnel and Organization Committee; and (iii) Strategy & Communication Committee. The Company differentiates the monthly fees of the coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee. This strategy is aligned with market practice.

(ii)          in relation to the last three (3) financial years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each management body of the Company regarding the last three (3) financial years is below:

	% in relation to the total compensation - 2019
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	30.1%	67.6%	2.3%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2018
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	32.5%	64.5%	3%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2017
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	27.95%	70.41%	1.65%	100%
Fiscal Council	100%	0%	0%	100%

(iii)         calculation and adjustment methodology of each one of the compensation elements

Board of Directors

The compensation strategy for the full members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size and with good governance practices. The compensation is competitively positioned for the Director and consists of fixed monthly fees. Based on the evolution of Braskem’s Governance, the strategy seeks to compensate the Board in a competitive manner in relation to the benchmark market.

Committees

The members of the Board of Directors who are part of the Company's Committees receive an additional monthly and fixed compensation for acting and/or leading one of these Committees. The Company differentiates the monthly fees of the Coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison performed every year.

Statutory and Non-Statutory Management

The total compensation amount paid by the Company to the members of the statutory and non-statutory Management are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and, eventually, to evaluate the need for making adjustments to some components of the compensation.

In the monthly compensation, the individual contribution and performance of each member of the Management, its position in the compensation band (and the need to make any adjustments to the monthly compensation are annually assessed.

In the variable compensation, the short-term incentive is proposed according to the goals of each member and Braskem’s operating results (EBITDA, working capital (KG) and investments (CAPEX) are assessed. In long-term incentive (ILP), the Board of Directors assesses and approves the list of eligible individuals, as well as the proposal of actions to be taken (matching) according to specific criteria.

The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and overcome the results to be achieved.

The Company offers the same benefits package to all its members, including statutory and non-statutory Officers.

Fiscal Council

The monthly compensation of the effective directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporations Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be in a competitive position within the market.

(iv)         reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company business, without, however, any involvement with its execution.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

Statutory and Non-Statutory Management

The composition of the compensation of the statutory and non-statutory Executive Officers of the Company aims to attract, develop and retain the best professionals, based on the market’s practices regarding fixed, variable compensation and the benefits package for each position. The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporations Law regarding the minimum legal compensation.

(v)          members not compensated

Alternate members of the Board of Directors do not receive monthly fixed fees. However, if they participate as Members of the Committees of the Board of Directors, they are compensated therefor, as described in item 13.1.

(c)          main performance indicators taken into account upon determination of each compensation element

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

Statutory and Non-Statutory Management

The qualification of the monthly compensation of each statutory and non-statutory Officer of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the assessment and to the compliance with individual goals connected to the challenges of their share program in the year and to the operational and economic performance of the Company within the period in question, considering the following elements: (i) operational EBITDA; (ii) working capital variation; (iii) operational investment (CAPEX); and (iv) payment of dividends.

The Long-Term variable compensation (ILP) is linked to the compliance with the conditions described in item 13.4.

Fiscal Council

The fixed monthly compensation of the Fiscal Council is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto. However, it is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporations Law is observed.

Committees

The fixed monthly compensation for the Committee coordinators and members is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

(d)         how the compensation is structured in order to reflect the evolution of the performance indicators

Board of Directors

Not applicable, given that the members of the Company’s Board of Directors are not eligible for variable compensation.

Statutory and Non-Statutory Management

The changes in the short-term variable compensation items are directly related to the individual performance of the officers and the Company and to the achievement of the targets established for a given period. In the long-term, however, they are linked to the performance of the Company’s share.

Fiscal Council

Not applicable, given that the members of the Company’s Fiscal Council are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)          how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The compensation strategy is linked to factors and premises that make it more: (i) equitable (compensate proportionally, according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short, medium- and long-term targets are met, more results are generated for the Company, valuing it.  On the other hand, the Company distributes such results in the form of short- and long-term variable remuneration. This cycle causes the Company to grow and develop to seek its perpetuity.

(f)          existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g)          existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no compensation elements associated to the occurrence of corporate events.

(h)         practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the management, indicating: (i) the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate; (ii) criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and the coverage of these studies; and (iii) how often and in which manner the board of directors evaluates the adequacy of the compensation policy of the issuer

(i) The proposal for Global Compensation of the Administrators and Fiscal Council is based on market studies, as previously mentioned, and its submitted for analysis of the People and Organization Committee of the Board of Directors (“CPO”) prior to the submission of the proposal for approval at an Annual General Meeting (“AGO”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Administrators, which is subsequently approved at a Board of Directors’ meeting. (ii) The proposal for individualization of the Compensation of the Administrators is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as for the Statutory Officers. (iii) The frequency of the studies for updating and comparing the market occurs on an annual basis.

13.2 – Total compensation of the board of directors, statutory management and fiscal council

Total compensation estimated for the current Fiscal Year ending on 01/01/2020 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members**	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	9,240,000.00	12,868,600.11	930,000.00	23,038,600.11
Direct and indirect benefits	0.00	352,052.29	0.00	352,052.29
Participation in committees	3,828,000.00	0.00	0.00	3,828,000.00
Others	5,740,618.86	4,973,720.00	241,800.00	10,956,138.86
Description of other fixed compensations	The amounts related to Charges total BRL 3,134,769,86 and the amounts for contingencies are BRL 2,605,849,00	The amounts related to Charges total BRL 2,973,720,00 and the amounts for contingencies are BRL 2,000,000.00	The amounts related to Charges total BRL 195,300.00 and the amounts for contingencies are BRL 46,500.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	25,498,521.49	0.00	25,498,521.49
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	7,547,562.36	0.00	7,547,562.36
Description of other variable compensations	0.00	The amounts related to Charges total BRL 7,547,562.36	0.00
Post-employment	0.00	751,014.70	0.00	751,014.70
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options (2)	0.00	12,239,290.32	0.00	12,239,290.32
Note	-	-	-	-
Total compensation	18,808,618.86	64,230,761.29	1,171,800.00	84,211,180.15

Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members** (1)	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	8,907,500.0	12,066,746.97	902,700.00	21,876,946.97
Direct and indirect benefits		273,508.20		273,508.20
Participation in committees	2,459,366.65	N/A	N/A	2,459,366.65
Others	2,273,373.33	2,413,349.39	180,540.00	4,867,262.72
Description of other fixed compensations	The amounts related to Charges total BRL 2,273,373.33	The amounts related to Charges total BRL 2,413,349.39	The amounts related to Charges total BRL 180,540.00	-
Variable compensation
Bonus	N/A	N/A	0.00	0.00
Profit sharing	N/A	15,669,842.36	0.00	15,669,842.36
Participation in meetings	N/A	N/A	0.00	0.00
Commissions	N/A	N/A	0.00	0.00
Others	N/A	7,873,424.66	0.00	7,873,424.66
Description of other variable compensations	-	The amounts related to Charges total BRL 7,873,424.66	N/A
Post-employment	N/A	823,816.84	0.00	823,816.84
Cessation of position	N/A	N/A	0,00	0.00
Based on shares, including options	N/A	8,942,370	0.00	8,942,370
Note	N/A	N/A	N/A	N/A
Total compensation	13,640,239.98	48,063,058.60	1,083,240.00	62,786,538.58

Total compensation for the Fiscal Year ending on 12/31/2018 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members** (1)	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	7,061,072.40	10,773,526.65	844,000.00	18,678,599.05
Direct and indirect benefits	N/A	250,127.05	N/A	250,127.05
Participation in committees	3,301,583.33	N/A	N/A	3,301,583.33
Others	2,072,531.15	2,154,705.33	168,800.00	4,396,036.48
Description of other fixed compensations	The amounts related to INSS total BRL 2,072,531.15	The amounts related to INSS total BRL 2,154,705.33	The amounts related to INS total BRL 168,800.00	-
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	18,962,786.00	N/A	18,962,786.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	0.00	N/A	N/A
Others	N/A	5,056,596.07	N/A	5,056,596.07
Description of other variable compensations	N/A	The amounts related to INSS total BRL 5,056,596.07	N/A	N/A
Post-employment	N/A	747,253.08	N/A	747,253.08
Cessation of position	N/A	0.00	N/A	N/A
Based on shares, including options (1)	N/A	2,384,979.00	N/A	2,384,979.00
Note	N/A	N/A	N/A	N/A
Total compensation	12,435,186.88	40,329,973.18	1,012,800.00	53,777,960.06

(1) Related to the Annual 2018 Long-Term Incentive Program, with award estimated only for 3 years (2021), as per item 13.4.

Total compensation for the Fiscal Year ending on 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of compensated members** (1)	11.00	6.25	4.5	21.75
Fixed annual compensation
Salary or pro labore	6,283,683.80	9,130,490.99	604,588.60	16,018,763.39
Direct and indirect benefits	0.00	212,075.73	0.00	212,075.73
Participation in committees	0.00	0.00	0.00	0.00
Others	1,256,736.76	1,826,098.20	120,917.72	3,203,752.68
Description of other fixed compensations	The amounts related to INSS total BRL 1,256,736.76	The amounts related to INSS total BRL 1,826,098.20	The amounts related to INSS total BRL120,917.72	The amounts related to INSS total BRL 3,203,752.68
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	23,004,418.35	0.00	23,004,418.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,600,883.67	0.00	4,600,883.67
Description of other variable compensations	0.00	The amounts related to INSS total BRL 4,600,883.67	-	The amounts related to INSS total BRL 4,600,883.67
Post-employment	0.00	434,915.25	0.00	434,915.25
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Notes	N/A	N/A	N/A	N/A
Total compensation (**)	7,540,420.56	39,208,882.19	725,506.32	47,474,809.07

*Note: The total number of members of the Board of Directors, of the Statutory Management and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the fiscal year, calculated monthly.

13.3 – Variable compensation of the board of directors, statutory management and fiscal council

Variable compensation - Fiscal Year ending on 12/31/2020
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,498,521	N/A	25,498,521
Amount set forth in the compensation plan – achieved targets	N/A	20,398,817	N/A	20,398,817
Amount actually recognized in the results of the fiscal year	N/A		N/A	N/A

Variable compensation - Fiscal Year ending on 12/31/2019
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,404,466.83	N/A	25,404,466.83
Amount set forth in the compensation plan – achieved targets	N/A	20,323,573.46	N/A	20,323,573.46
Amount actually recognized in the results of the fiscal year	N/A	15,669,842.36	N/A	N/A

Variable compensation - Fiscal Year ending on 12/31/2018
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	24,206,250.00	N/A	24,206,250.00
Amount set forth in the compensation plan – achieved targets	N/A	19,365,000.00	N/A	19,365,000.00
Amount actually recognized in the results of the fiscal year	N/A	18,962,786.00	N/A	18,962,786.00

Variable compensation - Fiscal Year ending on 12/31/2017
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of paid members**	0.00	6.25	0.00	6.25
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	BRL 22,150,000.00(1)	N/A	BRL 22,150,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	BRL 17,720,000.00(1)	N/A	BRL 17,720,000.00(1)
Amount actually recognized in the results of the fiscal year	N/A	BRL 23,004,418.35	N/A	BRL 23,004,418.35

*Note: The total number of members of the Board of Directors, of the Statutory Management and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the fiscal year, calculated monthly.

(1) Does not include social security, just Profit Sharing.

13.4 – Equity-based compensation plan of the board of directors and statutory management

Board of Directors

The Company did not have, in the last fiscal year, and does not have, in the current fiscal year, an equity-based compensation plan for the members of the Board of Directors.

Statutory Management

The Company has already had, in the last fiscal year, an equity-based compensation plan for the members of the Statutory Management, considering that, according to Extraordinary General Meeting held on March 21, 2018, a Restricted Share Granting Plan of the Company was approved, including, among other participants, the Statutory Managers. The Granting Plan can be found on the websites of the Company (www.braskem-ri.com.br) and CVM (www.cvm.gov.br).

(a)          general terms and conditions

Those individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be indicated to participate in Braskem S.A’s Restricted Share Granting Plan (“Plan”). The Board of Directors shall define, among the participants which are in such positions, those who may participate in each annual restricted share granting program (respectively, “Program” and “Eligible Persons”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Granting Agreement, then being referred to as “Participants”.

The granting of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive related to the annual profit sharing program (“PLR”).

The goal of the Plan is to grant two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Own Share under the terms and conditions of the applicable Granting Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Own Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the fiscal year immediately before the execution of the Granting Agreement; (b) the expected challenge level to the Company in the three (3) years after the approval of each Program; and (c) the amount of the Restricted Shares traded at B3 S/A (“B3”) on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Granting Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement (“’Cooling Off” Period”), and, cumulatively;  (ii) maintain, under their continuous ownership, the Owned Shares from the date of their acquisition until the end of the ‘Cooling Off” Period.

(b)         main objectives of the plan

The Plan’s objective is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c)          how the plan contributes to such objectives

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycles.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d)         how the plan is inserted in the issuer’s compensation policy

The Plan is one of the components of the compensation package.

One of the concepts defined in the Company’s Compensation Policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, with the sharing of part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable and acting as a strong component in the retention of the Participants.

(e)          how the plan aligns the interests of the administrators and the issuer on the short-, medium- and long-terms

The implementation of the Plan is a way to ensure the convergence of interests between members and shareholders for the creation of value on the short-, medium- and long- terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The ‘Cooling Off’ Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f)          maximum number of shares covered

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on this date, corresponds to eleven million nine hundred and fifty-eight thousand two hundred seventy-eight (11,958,278) shares of a total of seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares.

(g)          maximum number of options to be granted

Not applicable, since share options shall not be granted as a result of the Plan.

(h)         conditions to acquire shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the 'Cooling Off’ Period.

(i)           criteria for setting the price of acquisition or exercise

The reference price of the Restricted Shares that the Company shall grant shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A in the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j)           criteria to establish the term of exercise

The ‘Cooling Off’ Period shall be three (03) years from the date of execution of the Granting Agreement.

During the ‘Cooling Off” Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Granting Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Granting Agreements.

(k)          form of liquidation

Once the conditions established in the Plan and in the applicable Granting Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares granted taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l)           restrictions to the transfer of shares

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement, and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the ‘Cooling Off’ Period.

(m)        criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

In case of: (i) Change of the Company’s Control (as defined in the Plan); (ii) holding a public offering to go the Company private; (iii) corporate restructuring that results in a significant decrease of the value or liquidity of the Restricted Shares in comparison with the average price and volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this section: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, share split, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share granting plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, in order to ensure compliance with the applicable laws.

Finally, the right to receive the Restricted Shares pursuant to this Plan, the respective Program and the applicable Granting Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

(n)         effects of the exit of the administrator of the bodies of the issuer over the rights thereof set forth in the equity-based compensation plan

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Granting Agreement, which shall be automatically terminated by operation of law on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or by the companies controlled thereby with no cause; (ii) removal from the position of the administrator without violating his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not part of the Plan, the Participant shall be entitle to receive: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) a pro rata quantity of the Restricted Shares, the acquisition rights of which have not been vested on the Participant yet, taking into account, for said pro rata calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the ‘Cooling Off’ Period, and such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification to the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the ‘Cooling Off’ Period, unless established otherwise in the Granting Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the ‘Cooling Off’ Period, unless otherwise established in the Granting Agreement, and the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this section: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Granting Agreement.

13.5 - Equity-based compensation of the board of directors and statutory management

The Company did not have in the last fiscal year, and does not have in the current fiscal year, an share- based compensation plan for members of the Board of Directors. With regard to the Statutory Management, it has a share-based compensation plan, as per the Plan approved at the Annual General Meeting on March 21, 2018 and the Program approved by the BD on March 28, 2018, March 13, 2019 and March 19, 2020.

	Board of Directors	Statutory Executive Office
Total number of members	11	7
No. of compensated members	0	7
Average weighted price of exercise:	N/A	N/A
(a) Outstanding shares at the beginning of the fiscal year	N/A	N/A
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	N/A

13.6 - Information on the outstanding options held by the board of directors and the statutory management

Not applicable, considering that there was not and there is not up to this date any outstanding option held by Company’s Statutory Management at the end of the last fiscal year. With respect to the Board of Directors, it should be clarified that there was not in the last fiscal year (and there is not in the current financial year) an equity-based compensation plan for its members.

13.7 - Options exercised and shares delivered with respect to the equity-based compensation of the board of directors and statutory management

There were no options exercised neither shares delivered related to the equity-based compensation to the Board of Directors.

The Statutory Executive Officers of the Company do not receive options, as there is no plan contemplating this granting model. For the Restricted Shares Plan, the custody of 11,252 preferred shares class A was transferred to the Statutory Officers who were dismissed from the Company in the fiscal year, since they were entitled to receive pro rata for the period worked.

Restricted Shares for the fiscal year ended 12.31.2017

There were no Restricted Shares Plan during the fiscal year ended in 2017

Restricted Shares for the fiscal year ended 12.31.2018

A – Management body	Statutory Executive Office
B - Nº of members	7	Total

C - Total Restricted Shares of the Program (D+E+F)	Granting 2018	Total
C i - Amount	209.333	209.333

D – Restricted shares not yet exercisable	Granting 2018	Total
D i - Amount	209.333	209.333
D ii – Date on which the Restricted Shares become exercisable	April/2021	April/2021

E - Transferred Restricted Shares	Granting 2018	Total
E i - Amount	0	0

F – Time-barred Restricted Shares	Granting 2018	Total
F i - Amount	0	0

Restricted Shares for the fiscal year ended 12.31.2019
A – Management body	Statutory Executive Office
B - Nº de membros	7	7	Total

C - Total Restricted Shares of the Program (D+E+F)	Granting 2018	Granting 2019	Total
C i - Amount	209.333	157.353	366.686

D - Restricted shares not yet exercisable	Granting 2018	Granting 2019	Total
D i - Amount	180.032	141.673	321.705
D ii - Date on which the Restricted Shares become exercisable	April/2021	March/2022	March/2022

E - Transferred Restricted Shares	Granting 2018	Granting 2019	Total
E i - Amount	10.378	874	11.252

F - Time-barred Restricted Shares	Granting 2018	Granting 2019	Total
F i - Amount	18.923	14.806	33.729

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the share and option value

Not applicable.

13.9 - Information on the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units (quotas) issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the board of directors, statutory management or fiscal council:

On 12/31/2019
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	0	83.518	0	83.518
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0
On 12/31/2018
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	1,000	1,000
	Preferred Shares – Class A	11,726	84,242	2,000	97,968
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

On 12/31/2017
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	11,726	510	0	12,236
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1,683,394,556	0	0	1,683,394,556
	Preferred Shares	0	0	0	0

(*) The table above presents only the Company's direct and indirect controllers in which the members of the Board of Directors and members of the Fiscal Council appointed for election at the Annual General Meeting for the fiscal year ended on December 31, 2019, as well as our Statutory Officers in exercise, holds participation. To see the direct and indirect share control of the Company, please refer to items 15.1 and 15.2 of the Company’s Reference Form available in the IPE System.

13.10 – Information on the private retirement plans granted to the members of the board of directors and the statutory officers

We present below the information on the Company’s private retirement plan effective in the last fiscal year:

	Board of Directors (Full members)	Statutory Management
Total number of members	11	7
Number of paid members*	0	7
Name of the plan	N/A	Odebrecht Previdência
Number of administrators who qualify for retirement	N/A	7
Conditions for early retirement	N/A	There is no possibility of early retirement
Updated accrued amount of the contributions accumulated in the private retirement plan until the end of the last fiscal year, less the portion related to the contributions directly made by the administrators (in BRL)	N/A	4,857,913.50.
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the administrators (in BRL)	N/A	561.514.72
Possibility and conditions for early redemption	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's private retirement plan.

13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory management and fiscal council

	Statutory Officers			Board of Directors			Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Nº of members	7	7	6,25	11	11	11	5	5	5
Nº of paid	7	7	6,25	11	11	11	5	5	4,5
Highest compensation amount (Reais)	21.124.337,61	14.738.146,47	13.115.784,05	2.804.920,00	2.724.000,00	1.164.000,00	220.320,00	202.560,00	162.724,80
Lowest compensation amount (Reais)	4.733.203,84	2.133.502,21	4.624.112,26	823.600,00	792.000,00	223.330,51	220.320,00	202.560,00	162.724,80
Average Compensation amount (Reais)	6.866.151,23	5.761.424,74	6.273.421,15	1.240.021,82	1.105.162,44	685.492,78	220.320,00	202.560,00	161.223,63

Statutory Officers
12/31/2019

The amounts informed in the table above consider the social charges.

 In 2019, the highest and lowest compensation item was ascertained with the exclusion of 4 member who exercised the position for less than 12 months.

The amount of the highest individual compensation of the Statutory Officers includes a non-recurring event related to the recognition of the right related to Programs arising from the Company's Long-Term Incentive Plan. The amount with charges already recognized totals BRL 9,388 thousand.

12/31/2018

The amounts informed in the table above consider the social charges.

In 2018, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.

12/31/2017

The amounts informed in the table above consider the social charges.

In 2017, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.

Board of Directors
12/31/2019

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2017

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months

Fiscal Council
12/31/2019

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

31/12/2017

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

13.12 - Compensation or indemnification mechanisms for the administrators in the event of dismissal from office or retirement

The Company does not rely on compensation or indemnification mechanisms for the administrators in case of dismissal of the position or retirement, with the exception of right related to the ILP Program applicable only to officers and other members that may eligible, as described in item 13.4 of the Reference Form.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Tokio Marine Insurer with coverage valid until September 18, 2020. The policy has a worldwide coverage, and the policy premium in force was USD 2,124 thousand.

Pursuant to the policy, the managers shall be indemnified for damages (including defense costs) resulting from third-party claims against the administrators based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct).

In addition to the D&O Insurance described above, the Company is authorized to enter into an indemnity commitment with its former administrators, under the terms of the Administrators and Members Indemnity Policy, approved by the Board of Directors on 11/08/2017 and updated as certain provisions of CVM Opinion No. 38 on 02/14/2019 (“Indemnity Policy”) which is available on the Company's website (www.braskem-ri.com.br) and CVM’s (www.cvm.gov.br). For additional information see item 12.11 of the Reference Form.

13.13 – Percentage of the total compensation held by administrators and members of the fiscal council who are parties related to the controlling shareholders

Fiscal year ended on	Board of Directors	Fiscal Council	Statutory Management
2019	10.64%	0.00%	0.00%
2018		0.00%	0.00%
	8.60%

2017	6.07%	0.00%	0.00%

13.14 – Compensation of administrators and members of the fiscal council, grouped by body, received or any reason other than the position occupied

In the last three (3) fiscal years, no amounts have been recognized within the Company's results as compensation of administrators and members of the fiscal council received for any reason other than the position they occupy in the Company.

13.15 – Compensation of administrators and members of the fiscal council recognized in the profits of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three (3) fiscal years no compensation of the administrators and members of the fiscal council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Company, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2019).

	Board of Directors	Total
Total number of members	4	4
No. of compensated members	4	4
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	443,000	443,000
Others	88,600	88,600
Description of other fixed compensations	The amounts related to Charges total 88,600	The amounts related to Charges total 88,600
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	531,600	531,600

Total compensation for the Fiscal Year ending on 12/31/2018 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2018)

	Board of Directors	Total
Total number of members	2	2
No. of compensated members	2	2
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	232,000.00	232,000.00
Others	46,400.00	46,400.00
Description of other fixed compensations	The amounts related to INSS total 46,400	The amounts related to INSS total 46,400
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	278,400.00	278,400.00

Total compensation for the Fiscal Year ending on 12/31/2017 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD.

	Board of Directors	Total
Total number of members	2	2
No. of compensated members	2	2
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	100,000.00	100,000.00
Others	20,000.00	20,000.00
Description of other fixed compensations	The amounts related to INSS total 20,000	The amounts related to INSS total 20,000
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	120,000.00	120,000.00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.